WILSON Bank & Trust

YEARS OF 15 EXCELLENCE



OKTOBERFEST
SATURDAY & SUNDAY
CAR SHOW, 5K RUN
KIDDIE KORNER
WILSON Bank & Trust
Member FDIC
ANNIVERSARY
15
YEARS OF EXCELLENCE

2002 ANNUAL REPORT

Your town.
Your neighborhood.
Your bank.

WILSON Bank & Trust
15 YEARS OF EXCELLENCE

Mission Statement

The mission of Wilson Bank Holding Company is to maximize its sustainable earnings while being a responsible business that renders high quality service to customers through the efforts of fairly treated employees.

The company will offer banking services to meet the needs of the community it serves while assuring equal access to credit for everyone. The management and staff of the bank are to operate the bank in a sound manner to provide proper return on assets. Great things happen when shareholders, directors, management, and employees work together as a team.

For more information:
Wilson Bank & Trust
623 West Main Street
Lebanon, TN 37087
(615) 444-BANK (2265)

2002 Annual Report

Table of Contents



YOUR TOWN, YOUR NEIGHBORHOOD, YOUR BANK.

After celebrating 15 years of successful business, we found time to look back and reflect. We are so proud to be a part of all the communities we serve. We are excited to see how our areas have progressed and are looking forward to the future, but perhaps our biggest joy comes from becoming active participants in the lives of our customers. Making these people our friends is the biggest reward we have had since opening our doors. For this we say Thank You. Thank you for allowing us to be your bank, thank you for putting your financial needs under our watchful care and thank you for sharing your life with us.




MONSTER
WILSON
[redacted]
Merry Christmas

WILSON
BANK HOLDING CO.
Home Owned

These numbers were important in 2002:

Return On Average Assets **1.33%**

Return On Average Equity **16.98%**

Increase In Assets **12.72%**

Basic Earnings Per Share **$4.08**

Book Value Per Share **$26.11**

The Five-Year Trend



Growth In Assets
$431,975
$495,218
$602,218
$667,804
$752,786
1998
1999
2000
2001
2002



Growth In Net Income
$4,504
$4,902
$5,633
$6,651
$8,529
1998
1999
2000
2001
2002



Book Value
$15.26
$16.43
$19.31
$22.38
$26.11
1998
1999
2000
2001
2002

Member FDIC

EQUAL HOUSING LENDER

Visit us on the internet at:
www.wilsonbank.com

Board of Directors



Standing Left to Right - Jack Bell, Jerry Franklin, Harold Patton, Charles Bell, Marshall Griffith, Bob VanHooser, Randall Clemons, Elmer Richerson, John R. Trice, Mackey Bentley, John Freeman, James Anthony Patton, Jimmy Comer.

Charles Bell
Horn Springs Angus Farm

Jack Bell
Jack W. Bell Builders, Inc.

Mackey Bentley
Bentley's Air Conditioning, Inc.

Randall Clemons
President/CEO - Wilson Bank Holding Company
Chairman/CEO - Wilson Bank & Trust

Jimmy Comer
Farmer/Businessman

Jerry Franklin
Ponderosa Family Steakhouse

John Freeman
Retired Businessman

Marshall Griffith
Evergreen Company

Harold Patton
Retired Businessman

James Anthony Patton
Container Service, Inc.

Elmer Richerson
Executive Vice President - Wilson Bank Holding Company
President - Wilson Bank & Trust

John R. Trice
Businessman/Farmer
Chairman - Holding Company

Bob VanHooser
Retired Banker

To Our Shareholders


WILSON BANK AND TRUST

As we completed our fifteenth year of operation, Wilson Bank Holding Company reached a new milestone of $752.7 million in total assets, an increase of $84.9 million from 2001. Our net profits increased by $1.8 million making this our most profitable year. The book value of the stock also experienced its greatest year of growth by increasing $3.73 per share with a record return on equity of 16.98%.

Future growth for Wilson Bank & Trust is expected and anticipated. Our bank has now completed expansion plans for two new offices scheduled to open in 2003 at Leeville 109 and Gordonsville, along with optioning land at the Lebanon Market Place, Franklin Road for a future office.

We also continue to be the leader in market share in several of the communities that we serve. Our focus will constantly be on customer service, convenience and making our offices a pleasant and enjoyable experience for everyone. This past year we expanded our technology significantly with new platform and imaging systems.

Since our bank's inception we have concentrated on meeting the community's needs and being actively involved in community activities. During 2002, our marketing plan remained strong with the Wheel of Fortune, Nashville Superspeedway, Oktoberfest, Construction Expo, Wilson County Fair and the Solid Gold programs being extremely successful.

As we look to 2003, our bank will be committed to the five counties we serve with a sound team of bank professionals to meet the challenges at hand. While we strive to achieve new levels of excellence, our dedication to being an independent, hometown bank will be our ultimate goal.

Sincerely,

Randall Clemons
President/CEO – Wilson Bank Holding Company
Chairman/CEO – Wilson Bank & Trust

Elmer Richerson
Executive Vice President – Wilson Bank Holding Company
President – Wilson Bank & Trust

WILSON Bank & Trust
YEARS OF 15 EXCELLENCE

Executive Management Team



Front Row- Christy Norton, Senior Vice President/Branch Operations; Lisa Pominski, Senior Vice President/CFO; Becky Taylor, Senior Vice President/Trust Officer;

Second Row- Larry Squires, Senior Vice President/Investments; Elmer Richerson, President; Randall Clemons, CEO and Chairman of the Board; Gary Whitaker, Executive Vice President/Senior Lender

Back Row-John McDearman, Senior Vice President/Commercial Lending Officer; John Goodman Senior Vice President/West Division

Senior Officers



Front Row- Tiffy Tucker, Assistant Vice President/Marketing; Billie Sue Agee, Vice President/ Mt. Juliet Assistant Office Manager; Sue Ann Bragg, Assistant Vice President/Personnel
Back Row- Lynn Agee- Vice President/Mortgage Loans; Ken Dill, Vice President/Commercial Loan Officer; Steve Holt, Vice President/Information Systems, Rick Spruill Assistant Vice President/Internal Auditor; Paula Evans, Assistant Vice President/Senior Compliance Officer



Front Row- Carolyn Swain, Assistant Vice President/Gladeville Office Manager; Maliea Oakley Vice President/Main Office Manager
Second Row- Andy Head, Wal-Mart Office Manager; Steven Ford Asisstant Vice President/Mt. Juliet Office Manager; Bernie Chrisitan Vice President/Residential Lending; Will Van Dyke, Leeville - 109 Office Manager
Back Row- Gary Morse, Assistant Vice President/Castle Heights Office Manager; Tom Hines, Assistant Vice President/Baddour Parkway Office Manager, Glen Haynes, Divisional President/Hartsville Office Manager, Clark Oakley, Assistant Vice President/Watertown Office Manager, Doug Gold, Assistant Vice President/Hermitage Office Manager; Not pictured, Katha Wyre, Assistant Vice President/TN Blvd Office Manager

West Division Officers



Front Row- Jody Hill, Assistant Vice President/Assistant Hermitage Office Manager; Billie Sue Agee, Vice President/Assistant Mt. Juliet Office Manager; Jenny Middleton, Mortgage Loan Officer; Darlene Dickens, Personal Banker Officer, Carloyn Swain, Assistant Vice President/ Gladeville Office Manager; Juanita Levis, Mortgage Loan Officer
Second Row- John Goodman, Senior Vice President; Will Van Dyke, Hwy 109 Office Manager
Back Row- Steven Ford, Assistant Vice President/Mt. Juliet Office Manager; Gary Smith, Loan Officer; John Foster, Assistant Gladeville Office Manager; Jim Whatley, Investment Officer; Doug Gold Assistant Vice President/Hermitage Office Manager

Bank Officers



Front Row- Veronica Babcock, Investment Officer; Joyce Smith, Loan Review Officer; Tiffiane Littlefield, Loan Officer; Dana Jones, Assistant Vice President/Loan Services Officer; Kathy Hesson, Training Officer; Sherry Payne, Overdraft Collections Officer
Second Row- Debbie Callis, Information Systems Officer; Juanita Ramsey, Personal Banker Officer
Back Row- Terry White, Loan Review Officer; Scott Jasper, Assistant Vice President/Loan Officer; Kenneth Hensley, Loan Review Officer; Kent Moreland, Collections Officer, Not picture; Jeff Vaught, Collections Supervisor; Norma Walker, Mortgage Underwriter; Glen Cross, Electronic Banking Officer

Bank Officers



Front Row- Shirley Carlile, Personal Banker Officer; Kay Johnson, Bookkeeping Services Officer; Amelia Vance, Mortgage Loan Officer; Nancy Spears, Compliance Officer
Second Row- Audrey Joyner, CIF Officer; Brenda Eubanks, Senior Floater
Back Row- Rick Cate, Loan Officer, Charlie Stiles, Collections Officer; David Walden, Investment Officer



Front Row- Lisa Beal, Personal Banker Officer; Sherry Escobar, Assistant Wal-Mart Office Manager; Marilyn Carr, Assistant TN. Blvd. Officer Manager
Second Row- Laura Martin, Assistant Castle Heights Office Manager; Alyson Atchley, Assistant Baddour Parkway Office Manager
Back Row- Robert Huttchson, Maintenance Director; Dale Dies, Vice President/Assistant Hartsville Office Manager; Jon Bell, Assistant Watertown Office Manager; Nathan Walker, Consumer Loan Officer



TROUSDALE Bank & Trust

Office of Wilson Bank & Trust
Lebanon, TN

Trousdale Bank & Trust Advisory Board

Ron Moreland
Jerry Helm
Mark Beeler
Sandy Ford
Kenny Linville
Mike Cornwell
Glen Haynes
Dale Dies

Wilson Bank & Trust Community Council

Lebanon

Kathy Haskins
Ken Scott
Gary West
Jeff Ledford
Rick Bell
Dr. John Gallaher
Dr. Bill Nave
Dr. Roger McKinney
Brenda McFarlin
Lane Martin
Margaret A. Jones
Ronnie Kelley
Harold T. Edwards
Sue Comer
Dr. Tom Roberson
Gwynn Lanius

Watertown

Randall Keith
Brent Bain
B. D. Kane
Myra Malone
Cheryl Ellison
Kim Vastola

Gladeville

Lon Mires
Dwight Norrod
Marilyn Williams
Carole Towns
Carrie Lannom
Larry Kernagis
William T. Thornton

Mt. Juliet

James Page
Bob Jones
John Gwin
Steve Garr
J. B. Copeland
Veronica Bender
Harold W. Sutton
Sheila Luckett
Judy Hughes
Mac McCluskey
Marlene Denson
Bob DeSalvo
Lex Cook
Dean Robinson

Hermitage Community Board

Frank Batson
Don Bass
Doug Raines
Don Henderson
Mike Primm
George Thomas
Bryan Dearing

Not pictured Brad Upchurch



Smithville & Alexandria Offices

DeKalb Community Bank Board of Directors

Bryna Ashford
Gentry Barnes, President
Jack Bell
Philip Cantrell, Chairman
Randall Clemons, CEO
W. Michael Corley
Eddie Evins, Emeritus (not pictured)
Mike Foster
Deloy Kirby
Larry Knowles
Jeff McMillen
John Trice
Bob VanHooser





Carthage Office

Community Bank of Smith County Board of Directors

Charles Bell
Randall Clemons, CEO
Jimmy Comer
Phyllis Eckel
Charlie Bob Hughes
Ben Lynch
Jimmy Owen
Donny Kemp
Richard Rutherford, MD
Joe Vance, President
Steve Wilmore, Chairman

WILSON BANK HOLDING COMPANY FINANCIAL HIGHLIGHTS (UNAUDITED)

	In Thousands, Except Per Share Information As Of December 31,				
	2002	2001	2000	1999	1998
CONSOLIDATED BALANCE SHEETS:					
Total assets end of year	$752,786	667,804	602,218	495,218	431,975
Loans, net	$543,658	489,277	427,764	354,758	292,686
Securities	$118,342	98,561	91,064	83,780	73,588
Deposits	$679,408	602,576	543,583	447,792	389,105
Stockholders' equity	$ 55,031	45,971	38,735	32,250	29,265

CONSOLIDATED STATEMENTS OF EARNINGS:	Years Ended December 31,				
	2002	2001	2000	1999	1998
Interest income	$ 45,090	47,883	42,426	35,193	30,950
Interest expense	18,215	25,633	22,860	17,457	16,003
Net interest income	26,875	22,250	19,566	17,736	14,947
Provision for possible loan losses	2,344	1,976	1,417	1,103	1,010
Net interest income after provision for possible loan losses	24,531	20,274	18,149	16,633	13,937
Non-interest income	8,076	7,732	5,752	4,350	4,200
Non-interest expense	18,685	17,314	14,871	13,265	11,376
Earnings before income taxes	13,922	10,692	9,030	7,718	6,761
Income taxes	5,393	4,041	3,397	2,816	2,257
Net earnings	$ 8,529	6,651	5,633	4,902	4,504
Minority interest in net earnings of subsidiaries	$ 866	587	460	271	131
Cash dividends declared	$ 2,378	1,920	1,579	1,447	1,203
PER SHARE DATA: (1)					
Basic earnings per common share	$ 4.08	3.26	2.83	2.52	2.37
Diluted earnings per common share	$ 4.08	3.26	2.83	2.52	2.37
Cash dividends	$ 1.15	0.95	0.80	0.75	0.64
Book value	$ 26.11	22.38	19.31	16.43	15.26
RATIOS:					
Return on average stockholders' equity	16.98 %	15.70 %	16.39 %	16.04 %	16.72 %
Return on average assets (2)	1.33 %	1.14 %	1.14 %	1.12 %	1.18 %
Capital to assets (3)	8.08 %	7.61 %	7.13 %	7.25 %	7.61 %
Dividends declared per share as percentage of basic earnings per share	28.19 %	29.14 %	28.27 %	29.76 %	27.00 %

(1) Per share data has been retroactively adjusted to reflect a 4 for 3 stock split which occurred effective September 30, 1999.

(2) Includes minority interest earnings of consolidated subsidiaries in numerator.

(3) Includes minority interest of consolidated subsidiaries in numerator.

(wilson\wbhcpsi.xls)

General

This report includes certain forward-looking statements (any statement other than those made solely with respect to historical fact) based upon management's beliefs, as well as assumptions made by and data currently available to management. This information has been, or in the future may be, included in reliance on the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "expect," "anticipate," "intend," "should," "may," "could," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Wilson Bank Holding Company (the "Company") to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in the Company's market area, (iii) rapid fluctuations in interest rates, (iv) significant downturns in the businesses of one or more large customers, (v) changes in the legislative and regulatory environment, (vi) inadequate allowance for loan losses, and (vii) loss of key personnel. Many of such factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this discussion, whether as a result of new information, future events or otherwise.

The Company is a registered bank holding company that owns 100% of the common stock of Wilson Bank and Trust, a state bank headquartered in Lebanon, Tennessee. The Company was formed in 1992.

During 1996, the Company and other organizers consisting primarily of residents of DeKalb and Smith Counties, Tennessee formed DeKalb Community Bank and Community Bank of Smith County. The Company acquired 50% of the common stock of each bank. Each of the banks were capitalized with $3,500,000; and accordingly, the Company's initial investment in each bank was $1,750,000. Each of the banks have a dividend reinvestment plan whereby the stockholders are given the opportunity to reinvest all or a portion of their dividends in the bank's stock. The Company reinvests its dividends in the amount necessary to maintain a 50% ownership interest. DeKalb Community Bank and Community Bank of Smith County are accounted for as consolidated subsidiaries of the Company and their accounts are included in the consolidated financial statements. The equity and earnings applicable to the minority stockholders are shown as minority interest in the consolidated financial statements.

The Company's three subsidiary banks are community banks headquartered in Lebanon, Smithville and Carthage, Tennessee, respectively, serving Wilson County, DeKalb County, Smith County, Trousdale County, and the eastern part of Davidson County, Tennessee as their primary market areas. The subsidiary banks have thirteen locations including their three main offices. Davidson, DeKalb, Smith and Trousdale Counties adjoin Wilson County. Management believes that these counties offer an environment for continued growth, and the Company's target market is local consumers, professionals and small businesses. The banks offer a wide range of banking services, including checking, savings, and money market deposit accounts, certificates of deposit and loans for consumer, commercial and real estate purposes. The Company also offers custodial and trust services and an investment center which offers a full line of investment services to its customers.

The following discussion and analysis is designed to assist readers in their analysis of the Company's consolidated financial statements and must be read in conjunction with such consolidated financial statements.

Critical Accounting Policies

The accounting principles we follow and our methods of applying these principles conform with accounting principles generally accepted in the United States and with general practices within the banking industry. In connection with the application of those principles to the determination of our allowance for loan losses (ALL), we have made judgments and estimates which have significantly impacted our financial position and results of operations.

Our management assesses the adequacy of the ALL on a regular basis. This assessment includes procedures to estimate the ALL and test the adequacy and appropriateness of the resulting balance. The ALL consists of two portions (1) an allocated amount representative of specifically identified credit exposure and exposures readily predictable by historical or comparative experience; (2) an unallocated amount representative of inherent loss which is not readily identifiable. Even though the ALL is composed of two components, the entire allowance is available to absorb any credit losses.

We establish the allocated amount separately for two different risk groups (1) unique loans (commercial loans, including those loans considered impaired); and (2) homogenous loans (generally consumer loans). We base the allocation for unique loans primarily on risk rating grades assigned to each of these loans as a result of our loan management and review processes. Each risk-rating grade is assigned an estimated loss ratio, which is determined based on the experience of management, discussions with banking regulators, historical and current economic conditions and our independent loan review process. We estimate losses on impaired loans based on estimated cash flows discounted at the loan's original effective interest rate or the underlying collateral value. We also assign estimated loss ratios to our consumer portfolio. However, we base the estimated loss ratios for these homogenous loans on the category of consumer credit (e.g., automobile, residential mortgage, home equity) and not on the results of individual loan reviews.

The unallocated amount is particularly subjective and does not lend itself to the exact mathematical calculation. We use the unallocated amount to absorb inherent losses which may exist as of the balance sheet date for such matters as changes in the local or national economy, the depth or experience of the lending staff, any concentrations of credit in any particular industry group, and new banking laws or regulations. After we assess applicable factors, we evaluate the aggregate unallocated amount based on our management's experience.

We then test the resulting ALL balance by comparing the balance in the allowance account to historical trends and peer information. Our management then evaluates the result of the procedures performed, including the result of our testing, and concludes on the appropriateness of the balance of the ALL in its entirety. The loan review and the finance committee of our board of directors review the assessment prior to the filing of financial information.

Results of Operations

Net earnings for the year ended December 31, 2002 were $8,529,000, an increase of $1,878,000, or 28.2%, over 2001. Net earnings for the year ended December 31, 2001 were $6,651,000, an increase of $1,018,000, or 18.1%, over 2000. On a per share basis, net income equaled $4.08 in 2002, compared with $3.26 in 2001 and $2.83 in 2000.

Net Interest Income

Net interest income represents the amount by which interest earned on various earning assets exceeds interest paid on deposits and other interest-bearing liabilities and is the most significant component of the Company's earnings. Total interest income in 2002 was $45,090,000, compared with $47,883,000 in 2001 and $42,426,000 in 2000. The decrease in total interest income in 2002 was primarily due to a decrease in the average interest rate of 1.25% offset by a $69 million or 11.5% increase in average earning assets over 2001. Average earning assets increased $103 million from December 31, 2000 to December 31, 2001. The average interest rate earned on earning assets was 6.78% in 2002 compared with 8.03% in 2001 and 8.59% in 2000.

Interest earned on earning assets does not include any interest income which would have been recognized on non-accrual loans if such loans were performing. The amount of interest not recognized on nonaccrual loans totaled $12,000 in 2002, compared with $12,000 in 2001 and $17,000 in 2000.

Total interest expense for 2002 was $18,215,000, a decrease of $7,418,000, or 28.9%, compared to total interest expense of $25,633,000 in 2001. The decrease in total interest expense was due to a decrease in the weighted average cost of funds from 4.39% to 2.83%, offset by an increase in average interest bearing deposits of approximately $55,011,000. Interest expense increased from $22,860,000 in 2000 to $25,633,000 in 2001 or an increase of $2,773,000, or 12.1%. The increase in 2001 was due to a $86,205,000 increase in average interest bearing deposits and a decrease in the weighted average cost of funds from 4.67% to 4.39%.

Net interest income for 2002 totaled $26,875,000 as compared to $22,250,000 and $19,566,000 in 2001 and 2000, respectively. The net interest spread, defined as the effective yield on earning assets less the effective cost of deposits and borrowed funds (calculated on a fully taxable equivalent basis), increased to 3.95% from 3.64% in 2001. The net interest spread was 3.92% in 2000. The net interest yield, which is net interest income expressed as a percentage of average earning assets, increased to 4.07% for 2002 compared to 3.77% in 2001 and 4.01% in 2000. Interest rates decreased in 2002 as a result of the Federal Reserve Bank's decision to lower the discount rate to stimulate the economy. The Company believes that interest rates will remain stable in 2003. The Company is in a position to reprice its liabilities faster than the assets are repricing. However, due to the very low interest rate environment, the Company may have to pay more for deposits to compete with the customers' other investment opportunities. Management also believes that growth in 2003 will generally approximate the growth experienced in 2002. A significant increase in interest rates could have an adverse impact on net interest yields and earnings.

Provision for Possible Loan Losses

The provision for loan losses represents a charge to earnings necessary to establish an allowance for possible loan losses that, in management's evaluation, should be adequate to provide coverage for estimated losses on outstanding loans and to provide for uncertainties in the economy. The 2002 provision for loan losses was $2,344,000, an increase of $368,000 from the provision of $1,976,000 in 2001. The increase in the provision was primarily a result of increases in loans and general economic conditions. The provision for loan losses was $1,417,000 in 2000. Net charge-offs decreased to $890,000 in 2002 from $1,012,000 in 2001. Net charge-offs in 2000 totaled $739,000. The ratio of net charge-offs to average total outstanding loans in 2002 was .17% and in 2001 was .22% and in 2000 was .19%. The provision for loan losses in 2002 exceeded net charge-offs by $1,454,000 compared to $964,000 in 2001 and $678,000 in 2000.

The provision for loan losses raised the allowance for possible loan losses (net of charge-offs and recoveries) to $6,943,000 at December 31, 2002 from $5,489,000 and $4,525,000 at December 31, 2001 and 2000, respectively. This represents a 26.5% increase in the allowance at December 31, 2002 over December 31, 2001 as compared to a 11.3% increase in total loans. The allowance for possible loan losses was 1.26% of total loans outstanding at December 31, 2002 compared to 1.11% at December 31, 2001 and 1.05% at December 31, 2000. Additionally, as a percentage of nonperforming loans at year end 2002, 2001 and 2000, the allowance for possible loan losses represented 564%, 725% and 1,160%, respectively. Although net charge-offs decreased, the level of nonperforming loans increased as discussed under "Loans".

The level of the allowance and the amount of the provision involve evaluation of uncertainties and matters of judgment. The Company maintains an allowance for loan losses which management believes is adequate to absorb losses inherent in the loan portfolio. A formal review is prepared bi-monthly by the Loan Review Officer to assess the risk in the portfolio and to determine the adequacy of the allowance for loan losses. The review includes analysis of historical performance, the level of non-performing and adversely rated loans, specific analysis of certain problem loans, loan activity since the previous assessment, reports prepared by the Loan Review Officer, consideration of current economic conditions, and other pertinent information. The level of the allowance to net loans outstanding will vary depending on the overall results of this bi-monthly assessment. The review is presented to the Finance Committee and subsequently approved by the Board of Directors. See the discussion under "Critical Accounting Policies" for more information. Management believes the allowance for possible loan losses at December 31, 2002 to be adequate.

Non-Interest Income

The components of the Company's non-interest income include service charges on deposit accounts, other fees, gains on sales of loans, gains on sales of fixed assets and other income. Total non-interest income for 2002 was $8,076,000 compared with $7,732,000 in 2001 and $5,752,000 in 2000. The 4.4% increase over 2001 was primarily due to increases in the volume of service charges on deposit accounts (which increased $371,000) and gains on sales of loans (which increased $334,000). The Company has entered into a commission participation arrangement with a local insurance agency to sell insurance products. Management does not anticipate that this arrangement will materially impact 2003 non-interest income.

Non-Interest Expenses

Non-interest expenses consist primarily of employee costs, occupancy expenses, furniture and equipment expenses and other operating expenses. Total non-interest expenses for 2002 increased 7.9% to $18,685,000 from $17,314,000 in 2001. The 2001 non-interest expense was up 16.4% over non-interest expense in 2000 which totaled $14,871,000. The increases in non-interest expenses in 2002 resulted primarily from increases in employee salaries and related benefits. This increase was principally due to an increase in the number of employees necessary to support the Company's expanded operations. Other operating expenses increased to $4,854,000 in 2002 from $4,790,000 in 2001. These expenses included data processing, supplies and general operating expenses, which increased as a result of continued growth of the Company.

Income Taxes

The Company's income tax expense was $5,393,000 for 2002 an increase of $1,352,000 from $4,041,000 from 2001. The percentage of income tax expense to earnings before taxes increased to 38.7% in 2002 from 37.8% in 2001. The percentage was 37.6% in 2000. The percentage for 2002 as compared to 2001 increased primarily as a result of a decrease in the percentage of interest income exempt from Federal income taxes to earnings before taxes from 7.9% in 2001 to 5.7% in 2002 and an increase in the state tax rate from 6% to 6.5% in 2002. The increase from 2000 to 2001 is also due to a decrease in the percentage of interest income exempt from Federal income taxes from 9.2% in 2000 to 7.9% in 2001.

Financial Condition

Balance Sheet Summary. The Company's total assets increased $84,982,000 or 12.7% to $752,786,000 at December 31, 2002, after increasing 10.9% in 2001 to $667,804,000 at December 31, 2001. Loans, net of allowance for possible loan losses, totaled $543,658,000 at December 31, 2002, a 11.1% increase compared to December 31, 2001. Investment securities increased in 2002, primarily as a result of increased deposits. At year end 2002 securities totaled $118,342,000, an increase of 20.1% from $98,561,000 at December 31, 2001. The increase in securities in 2002 includes a $1,250,000 increase in unrealized gains and losses on securities available-for-sale.

Total liabilities increased $75,922,000 at December 31, 2002 to $697,775,000 compared to $621,833,000 at December 31, 2001. This increase was composed primarily of the $76,832,000 increase in total deposits to $679,408,000 (a 12.8% increase). Securities sold under repurchase agreements decreased to $7,868,000 from $8,551,000 at the respective year ends 2002 and 2001. Advances from the Federal Home Loan Bank decreased from $1,370,000 at December 31, 2001 to $997,000 at December 31, 2002.

Stockholders' equity increased $9,060,000 or 19.7% due to net earnings and sales of stock pursuant to the Company's Dividend Reinvestment Plan, net of dividends paid on the Company's common stock. The increase includes a $717,000 increase in unrealized gains and losses on available-for-sale securities, net of taxes. A more detailed discussion of assets, liabilities and capital follows.

Loans:

Loan categories are as follows:

(In Thousands)	2002 AMOUNT	2002 PERCENTAGE	2001 AMOUNT	2001 PERCENTAGE
Commercial, financial and agricultural	$ 192,945	35.1%	$ 190,700	38.5%
Installment	59,721	10.8	50,741	10.3
Real estate - mortgage	267,145	48.5	228,316	46.1
Real estate - construction	30,794	5.6	25,044	5.1
TOTAL	$ 550,605	100.0%	$ 494,801	100.0%

Loans are the largest component of the Company's assets and are its primary source of income. The Company's loan portfolio, net of allowance for possible loan losses, increased 11.1% as of year end 2002. The loan portfolio is composed of four primary loan categories: commercial, financial and agricultural; installment; real estate-mortgage; and real estate-construction. The table above sets forth the loan categories and the percentage of such loans in the portfolio at December 31, 2002 and 2001.

As represented in the table, primary loan growth was in real estate mortgage loans and installment loans. Real estate mortgage loans increased 17.0% in 2002 and at December 31, 2002 comprised 48.5% of total loans compared to 46.1% of total loans at December 31, 2001. Management believes this increase was primarily due to the favorable interest rate environment and the Company's ability to increase its market share of such loans while maintaining its loan underwriting standards. Installment loans increased 17.7% in 2002 and comprised 10.8% of the total loan portfolio at December 31, 2002, compared to 10.3% at December 31, 2001.

Banking regulators define highly leveraged transactions to include leveraged buy-outs, acquisition loans, and recapitalization loans of an existing business. Under the regulatory definition, at December 31, 2002, the Company had no highly leveraged transactions, and there were no foreign loans outstanding during any of the reporting periods.

Non-performing loans, which include non-accrual loans, loans 90 days past due, and renegotiated loans totaled $1,230,000 at December 31, 2002, an increase from $757,000 at December 31, 2001. Non-accrual loans are loans on which interest is no longer accrued because management believes collection of such interest is doubtful due to management's evaluation of the borrower's financial condition, collateral liquidation value, economic and business conditions and other factors affecting the borrower's ability to pay. Non-accrual loans totaled $483,000 at December 31, 2002 compared to $169,000 at December 31, 2001. Loans 90 days past due, as a component of non-performing loans, increased to $747,000 at December 31, 2002 from $588,000 at December 31, 2001. This increase is primarily a result of increases in installment loans and real estate mortgage loans that are 90 days past due. The Company had no renegotiated loans, which would have been included in non-performing loans.

The Company also internally classifies loans about which management questions the borrower's ability to comply with the present repayment terms of the loan agreement. These internally classified loans, inclusive of certain non-performing loans, totaled $4,038,000 at December 31, 2002 as compared to $3,153,000 at December 31, 2001. Of the internally classified loans at December 31, 2002, $2,046,000 are real estate related loans and $1,992,000 are various other types of loans. The internally classified loans as a percentage of the allowance for possible loan losses were 58.2% and 57.4%, respectively, at December 31, 2002 and 2001.

The allowance for possible loan losses is discussed under "Critical Accounting Policies" and "Provision for Possible Loan Losses." The Company maintains its allowance for possible loan losses at an amount believed by management to be adequate to provide for the possibility of loan losses in the loan portfolio.

Essentially all of the Company's loans were from Wilson, DeKalb, Smith, Trousdale and adjacent counties. The Company seeks to exercise prudent risk management in lending, including diversification by loan category and industry segment as well as by identification of credit risks. At December 31, 2002 no single industry segment accounted for more than 10% of the Company's portfolio other than real estate loans.

The Company's management believes there is a significant opportunity to continue to increase the loan portfolio in the Company's primary market area which was expanded in 1999 to include eastern Davidson County, Tennessee. The Company has targeted commercial business lending, commercial and residential real estate lending and consumer lending. Although it is the Company's objective to achieve a loan portfolio equal to approximately 85% of deposit balances, various factors, including demand for loans which meet its underwriting standards, will likely determine the size of the loan portfolio in a given economic climate. This loan demand is reflected in the past two years when the Company's average loan to average deposit ratio was 82.7% and 80.7%, respectively, despite significant deposit growth. As a practice, the Company generates its own loans and does not buy participations from other institutions. The Company may sell some of the loans it generates to other financial institutions if the transaction profits the Company and improves the liquidity of the loan portfolio. The subsidiary banks also sell loan participations to other banks within the consolidated group.

Securities

Securities increased 20.1% to $118,342,000 at year end 2002 from $98,561,000 at December 31, 2001, and comprised the second largest and other primary component of the Company's earning assets. This increase followed a 8.2% securities portfolio increase from year end 2000 to 2001. The growth in securities resulted from continued deposit growth in excess of funds necessary to fund loan growth.

The primary increase in the Company's securities portfolio was in U.S. Treasury and other U.S. Government agencies which increased $20,456,000 or 25.7% in 2002. The average yield of the securities portfolio at December 31, 2002 was 4.18% with an average maturity of 3.92 years, as compared to an average yield of 5.64% and an average maturity of 5.33 years at December 31, 2001. Due to falling interest rates in 2002, payoffs in the securities portfolio increased. Management reinvested in lower yielding securities, with shorter maturities, which resulted in the decrease in both average yields and average maturities from 2001 to 2002.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are to be classified in three categories and accounted for as follows:

- Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost.

- Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value with unrealized gains and losses included in earnings.

- Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

The Company's classification of securities as of December 31, 2002 is as follows:

(In Thousands)	Held-To-Maturity		Available-For-Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and Corporations	$ -	-	98,835	100,168
Obligations of states and political subdivisions	12,877	13,503	1,804	1,884
Corporate bonds	-	-	1,705	1,721
Mortgage-backed securities	1,336	1,335	346	356
	$ 14,213	14,838	102,690	104,129

No securities have been classified as trading securities.

The classification of a portion of the securities portfolio as available-for-sale was made to provide for more flexibility in asset/liability management and capital management.

Deposits

The increases in assets in 2002 and 2001 were funded primarily by increases in deposits. Total deposits, which are the principal source of funds for the Company, totaled $679,408,000 at December 31, 2002 compared to $602,576,000 and $543,583,000 at December 31, 2001 and 2000, respectively. The Company has targeted local consumers, professionals, and small businesses as its central clientele; therefore, deposit instruments in the form of demand deposits, savings accounts, money market demand accounts, certificates of deposits and individual retirement accounts are offered to customers. Management believes the Wilson County, Davidson County, DeKalb County, Smith County and Trousdale County areas are growing economic markets offering growth opportunities for the Company; however, the Company competes with several of the larger bank holding companies that have bank offices in these counties; and therefore, no assurances of market growth or maintenance of current market share can be given. Even though the Company is in a very competitive market, management currently believes that its market share can be maintained or expanded. Management believes that the acquisition of two of its primary competitors by larger bank holding companies during 2000 resulted in an expansion of the Company's market share in 2001 and 2002.

The $76,832,000, or 12.8%, growth in deposits in 2002 consisted of changes in several deposit categories: savings accounts increased $8,355,000 (27.2%) to $39,110,000, total certificates of deposit (including individual retirement accounts) increased $28,482,000 (8.6%) to $361,346,000, NOW accounts increased $9,536,000 (20.8%) to $55,310,000, money market accounts increased $25,929,000 (19.6%) to $158,044,000 and demand deposits increased $4,530,000 (7.4%) to $65,598,000.

The average rate paid on average total interest-bearing deposits was 3.1% for 2002, compared to 4.9% for 2001. The average rate paid in 2000 was 5.2%.

The ratio of average loans to average deposits was 82.7% in 2002 compared with 80.7% and 82.4% in 2001 and 2000, respectively.

Liquidity and Asset Management

The Company's management seeks to maximize net interest income by managing the Company's assets and liabilities within appropriate constraints on capital, liquidity and interest rate risk. Liquidity is the ability to maintain sufficient cash levels necessary to fund operations, meet the requirements of depositors and borrowers and fund attractive investment opportunities. Higher levels of liquidity bear corresponding costs, measured in terms of lower yields on short-term, more liquid earning assets and higher interest expense associated with extending liability maturities. Liquid assets include cash and cash equivalents and investment securities and money market instruments that will mature within one year. At December 31, 2002, the Company's liquid assets approximated $84.5 million.

The Company's primary source of liquidity is a stable core deposit base. In addition, short-term investments, loan payments and investment security maturities provide a secondary source.

At December 31, 2002, the Company had unfunded loan commitments outstanding of $68.2 million, unfunded lines of credit of $22.8 million and outstanding standby letters of credit of $5.0 million. Because these commitments generally have fixed expiration dates and many will expire without being drawn upon, the total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Company's bank subsidiary has the ability to liquidate Federal funds sold or securities available-for-sale or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additionally, the Company's bank subsidiary could sell participations in these or other loans to correspondent banks. As mentioned above, the Company's bank subsidiary has been able to fund its ongoing liquidity needs through its stable core deposit base, loan payments, its investment security maturities and short-term borrowings.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments.

At December 31, 2002, the Company had a liability sensitive position (a negative gap) for 2003. Liability sensitivity means that more of the Company's liabilities are capable of repricing over certain time frames than its assets. The interest rates associated with these liabilities may not actually change over this period but are capable of changing. The 2002 net earnings increased in the declining rate environment primarily due to a $7,418,000 reduction in interest cost which resulted from savings related to rate declines of $10,087,000 net of additional interest cost of $2,669,000 related to increased volume. The declining rates resulted in a reduction of interest income of $8,372,000 which was offset by an increase in income related to volume of $5,552,000. The 2001 net earnings increased in the declining rate environment primarily due to a 20.6% growth in earning assets. The 2000 earnings deteriorated in the rising rate environment.

The following table shows the rate sensitivity gaps for different time periods as of December 31, 2002:

Interest Rate Sensitivity Gaps December 31, 2002 *(In Thousands)*	1-90 Days	91-180 Days	181-365 Days	One Year and Longer	Total
Interest-earning assets	$ 135,958	48,048	82,580	440,582	707,168
Interest-bearing liabilities	(345,568)	(74,679)	(86,772)	(115,656)	(622,675)
Interest-rate sensitivity gap	$ (209,610)	(26,631)	(4,192)	324,926	84,493
Cumulative gap	$ (209,610)	(236,241)	(240,433)	84,493	

At the present time there are no known trends or any known commitments, demands, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity changing in any material way.

Capital Position and Dividends

Capital. At December 31, 2002, total stockholders' equity was $55,031,000, or 7.3% of total assets, which compares with $45,971,000, or 6.9% of total assets at December 31, 2001, and $38,735,000, or 6.4% of total assets, at December 31, 2000. The dollar increase in stockholders' equity during 2002 reflects (i) the Company's net income of $8,529,000 less cash dividends of $1.15 per share totaling $2,378,000, (ii) the issuance of 52,597 shares of common stock for $2,151,000 in lieu of payment of cash dividends, (iii) the issuance of 1,333 shares of common stock pursuant to exercise of stock options for $41,000 and (iv) the increase in the net unrealized gain on available-for-sale securities of $717,000.

The Company's principal regulators have established minimum risk-based capital requirements and leverage capital requirements for the Company and its subsidiary banks. These guidelines classify capital into two categories of Tier I and Total risk-based capital. Total risk-based capital consists of Tier I (or core) capital (essentially common equity less intangible assets) and Tier II capital (essentially qualifying long-term debt, of which the Company and subsidiary banks have none, and a part of the allowance for possible loan losses). In determining risk-based capital requirements, assets are assigned risk-weights of 0% to 100%, depending on regulatory assigned levels of credit risk associated with such assets. The risk-based capital guidelines require the subsidiary banks and the Company to have a total risk-based capital ratio of 8.0% and a Tier I risk-based capital ratio of 4.0%. At December 31, 2002 the Company's total risk-based capital ratio was 12.9% and its Tier I risk-based capital ratio was 11.7%, respectively, compared to ratios of 12.2% and 11.0%, respectively at December 31, 2001. The required Tier I leverage capital ratio (Tier I capital to average assets for the most recent quarter) for the Company is 4.0%. At December 31, 2002, the Company had a leverage ratio of 7.6% compared to 7.4% at December 31, 2001. Management believes it can adequately capitalize its growth for the next few years with earnings.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary component of market risk is interest rate volatility. Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on a large portion of the Company's assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which possess a short term to maturity. Based upon the nature of the Company's operations, the Company is not subject to foreign currency exchange or commodity price risk.

Interest rate risk (sensitivity) management focuses on the earnings risk associated with changing interest rates. Management seeks to maintain profitability in both immediate and long term earnings through funds management/interest rate risk management. The Company's rate sensitivity position has an important impact on earnings. Senior management of the Company meets monthly to analyze the rate sensitivity position. These meetings focus on the spread between the cost of funds and interest yields generated primarily through loans and investments. The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2002.

	(Dollars in Thousands) Expected Maturity Date - Year Ending December 31,							Fair
	2003	2004	2005	2006	2007	Thereafter	Total	Value
Earning assets:								
Loans, net of unearned interest:								
Variable rate	$ 20,466	2,368	3,859	7,909	4,713	215,914	255,229	255,229
Average interest rate	6.43%	5.98%	5.98%	5.87%	5.90%	6.65%	6.86%	
Fixed rate	126,823	22,343	34,776	36,810	23,310	51,310	295,372	298,837
Average interest rate	6.25%	7.97%	7.95%	7.37%	7.46%	7.03%	6.94%	
Securities	5,142	7,239	37,556	26,007	14,786	27,612	118,342	118,967
Average interest rate	4.19%	3.73%	3.76%	3.73%	4.39%	5.09%	4.16%	
Loans held for sale	10,859	-	-	-	-	-	10,859	10,859
Average interest rate	5.10%	-	-	-	-	-	5.10%	
Federal funds sold	27,366	-	-	-	-	-	27,366	27,366
Average interest rate	1.25%	-	-	-	-	-	1.25%	
Interest-bearing deposits	494,239	87,102	15,329	3,451	12,990	699	613,810	618,777
Average interest rate	2.10%	3.81%	3.94%	4.72%	4.71%	3.99%	2.50%	
Short-term borrowings	7,868	-	-	-	-	-	7,868	7,868
Average interest rate	2.00%	-	-	-	-	-	2.00%	
Advances from Federal Home Loan Bank	-	-	-	-	-	997	997	1,160
Average interest rate	-	-	-	-	-	7.17%	7.17%	

Impact of New Accounting Standards

In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS 133 requires all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transactions and, if it is, the type of hedge transaction. In June of 1999 the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 (SFAS 137). SFAS 137 delays the effective date of SFAS 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. The adoption of SFAS 133 did not have a significant impact on the Company's results of operations or its financial position.

In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 provides several technical amendments to SFAS No. 133. Since the Company does not hold any derivative instruments or engagement in hedging activities, SFAS No. 138 has not had a significant impact on the Company's financial position and results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually. SFAS No. 142 is effective on January 1, 2002. These statements are not expected to have any impact on the Company's financial position or results of operations.

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Since the Company does not have any legal obligations as described above, this statement is not expected to have any impact on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, SFAS 144. This statement supersedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. This statement is not expected to have a significant impact on the Company's financial position or results of operations.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 amends SFAS No. 72 and FASB Interpretation No. 9 to eliminate all acquisitions of financial institutions other than transactions between mutual enterprises from their scope. Accordingly, the excess of the purchase price paid to acquire a financial institution over the fair value of the identifiable tangible and intangible assets and liabilities acquired now must be recorded as goodwill following SFAS No. 141 and assessed for impairment following SFAS No. 142, Goodwill and Other Intangible Assets. Furthermore, any previously recognized unidentifiable intangible assets resulting from prior business combinations that do not meet SFAS No. 141's criteria for separate recognition must be reclassified to goodwill. The Company will adopt SFAS 147 immediately, but it is not expected to have any current impact on the Company's financial position or results of operations.

Supervision and Regulation

Bank Holding Company Act of 1956. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956 (the "Act"), and the regulations adopted by the Board of Governors of the Federal Reserve System (the "Board") under the Act. The Company is required to file reports with, and is subject to examination by, the Board. The subsidiary banks are Tennessee state chartered banks, and are therefore subject to the supervision of and are regularly examined by the Tennessee Department of Financial Institutions (the "TDFI") and the Federal Deposit Insurance Corporation ("FDIC").

Under the Act, a bank holding company may not directly or indirectly acquire the ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank, without the prior approval of the Board. In addition, bank holding companies are generally prohibited under the Act from engaging in non-banking activities, subject to certain exceptions. Under the Act, the Board is authorized to approve the ownership by a bank holding company of shares of any company whose activities have been determined by the Board to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

In November, 1999, the Gramm-Leach-Bliley Act of 1999 (the "GLB Act") became law. Under the GLB Act, a "financial holding company" may engage in activities the Board determines to be financial in nature or incidental to such financial activity or complementary to a financial activity and not a substantial risk to the safety and soundness of such depository institutions or the financial system. Generally, such companies may engage in a wide range of securities activities and insurance underwriting and agency activities.

Under the Tennessee Bank Structure Act, a bank holding company which controls 30% or more of the total deposits (excluding certain deposits) in all federally insured financial institutions in Tennessee is prohibited from acquiring any bank in Tennessee. State banks and national banks in Tennessee may establish branches anywhere in the state.

The Company and the subsidiary banks are subject to certain restrictions imposed by the Federal Reserve Act and the Federal Deposit Insurance Act, respectively, on any extensions of credit to the Company or the subsidiary banks, on investments in the stock or other securities of the Company or the subsidiary banks, and on taking such stock or other securities as collateral for loans of any borrower.

FDICIA. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), the federal banking regulators have assigned each insured institution to one of five categories ("well capitalized," "adequately capitalized" or one of three under capitalized categories) based upon the three measures of capital adequacy discussed above. Institutions which have a Tier I leverage capital ratio of 5%, a Tier I risk based capital ratio of 5% and a total risk based capital ratio of 10% are defined as "well capitalized". All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any of its capital requirements for "adequately capitalized" status. The subsidiary banks currently meet the requirements for "well capitalized" status.

An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator; (ii) required to submit an acceptable capital restoration plan within 45 days (which must be guaranteed by the institution's holding company); (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The bank regulatory agencies have discretionary authority to reclassify a well capitalized institution as adequately capitalized or to impose on an adequately capitalized institution requirements or actions specified for undercapitalized institutions if the agency determines that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice.

A "significantly undercapitalized" institution may be subject to a number of additional requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

Under FDICIA, bank regulatory agencies have prescribed safety and soundness guidelines for all insured depository institutions relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation.

The subsidiary banks are assessed quarterly at the rate of .00455% of insured deposits for deposit insurance.

Management is not aware of any current recommendations by the regulatory authorities which, if implemented, would have a material effect on the Company's liquidity, capital resources or operations.

Monetary Policy. The subsidiary banks are affected by commercial bank credit policies of regulatory authorities, including the Board. An important function of the Board is to regulate the national supply of bank credit in order to attempt to combat recessionary and curb inflationary pressures. Among the instruments of monetary policy used by the Board to implement these objectives are: open market operations in U.S. Government securities, changes in discount rates on member borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which member banks may pay on time and savings deposits. The monetary policies of the Board have had a significant effect on the operating results of commercial banks, including nonmembers (such as the Company's bank subsidiaries) as well as members, in the past and are expected to continue to do so in the future.

Impact of Inflation

Although interest rates are significantly affected by inflation, the inflation rate is believed to be immaterial when reviewing the Company's results of operations.

WILSON BANK HOLDING COMPANY

Quarterly Financial Data

December 31, 2002 and 2001

(UNAUDITED)

	Interest Income	Net Interest Income	Provision for Loan Losses	Net Earnings	Earnings Per Share Basic	Earnings Per Share Fully Diluted
2002						
FIRST QUARTER	11,686	6,941	533	2,047	0.99	0.99
SECOND QUARTER	11,848	7,291	512	2,129	1.02	1.02
THIRD QUARTER	11,891	7,313	652	2,233	1.06	1.06
FOURTH QUARTER	9,665	5,330	647	2,120	1.01	1.01
2001						
FIRST QUARTER	12,263	5,337	441	1,470	0.73	0.73
SECOND QUARTER	12,561	5,679	447	1,670	0.82	0.82
THIRD QUARTER	12,245	5,798	461	1,674	0.82	0.82
FOURTH QUARTER	10,814	5,436	627	1,837	0.89	0.89

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
FIRST UNION TOWER
SUITE 2150
150 FOURTH AVENUE, NORTH
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Wilson Bank Holding Company:

We have audited the accompanying consolidated balance sheets of Wilson Bank Holding Company and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wilson Bank Holding Company and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Nashville, Tennessee
January 10, 2003

Maggart & Associates, P.C.

WILSON BANK HOLDING COMPANY

Consolidated Balance Sheets

December 31, 2002 and 2001

	In Thousands 2002	In Thousands 2001
ASSETS		
Loans, net of allowance for possible loan losses of $6,943,000 and $5,489,000, respectively	$ 543,658	489,277
Securities:		
Held-to-maturity, at amortized cost (market value $14,838,000 and $16,387,000, respectively)	14,213	16,130
Available-for-sale, at market (amortized cost $102,690,000 and $82,242,000, respectively)	104,129	82,431
Total securities	118,342	98,561
Loans held for sale	10,859	4,369
Federal funds sold	27,366	31,506
Total earning assets	700,225	623,713
Cash and due from banks	27,797	20,154
Premises and equipment, net	15,409	15,139
Accrued interest receivable	4,625	4,648
Deferred income taxes	1,582	1,579
Other real estate	818	415
Other assets	2,330	2,156
Total assets	$ 752,786	667,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 679,408	602,576
Securities sold under repurchase agreements	7,868	8,551
Advances from Federal Home Loan Bank	997	1,370
Accrued interest and other liabilities	3,713	4,466
Total liabilities	691,986	616,963
Minority interest	5,769	4,870
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 5,000,000 shares, 2,108,019 and 2,054,089 shares issued and outstanding, respectively	4,216	4,108
Additional paid-in capital	13,931	11,847
Retained earnings	36,054	29,903
Net unrealized gains on available-for-sale securities, net of income taxes of $514,000 and $69,000, respectively	830	113
Total stockholders' equity	55,031	45,971
COMMITMENTS AND CONTINGENCIES		
Total liabilities and stockholders' equity	$ 752,786	667,804

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Earnings

Three Years Ended December 31, 2002

	In Thousands (except per share data)		
	2002	2001	2000
Interest income:			
Interest and fees on loans	$ 39,120	40,262	35,743
Interest and dividends on securities:			
Taxable securities	4,390	5,136	4,727
Exempt from Federal income taxes	798	850	829
Interest on loans held for sale	197	182	94
Interest on Federal funds sold	585	1,453	1,033
Total interest income	45,090	47,883	42,426
Interest expense:			
Interest on negotiable order of withdrawal accounts	378	515	577
Interest on money market accounts and other savings accounts	3,879	4,610	4,724
Interest on certificates of deposit	13,621	20,000	16,960
Interest on securities sold under repurchase agreements	249	392	502
Interest on advances from Federal Home Loan Bank	82	112	89
Interest on Federal funds purchased	6	4	8
Total interest expense	18,215	25,633	22,860
Net interest income before provision for possible loan losses	26,875	22,250	19,566
Provision for possible loan losses	(2,344)	(1,976)	(1,417)
Net interest income after provision for possible loan losses	24,531	20,274	18,149
Non-interest income	8,076	7,732	5,752
Non-interest expense	(18,685)	(17,314)	(14,871)
Earnings before income taxes	13,922	10,692	9,030
Income taxes	5,393	4,041	3,397
Net earnings	$ 8,529	6,651	5,633
Basic earnings per common share	$ 4.08	3.26	2.83
Diluted earnings per common share	$ 4.08	3.26	2.83

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Comprehensive Earnings

Three Years Ended December 31, 2002

	In Thousands		
	2002	2001	2000
Net earnings	$ 8,529	6,651	5,633
Other comprehensive earnings, net of tax:			
Net unrealized gains on available-for-sale securities arising during period, net of taxes of $445,000, $442,000 and $615,000, respectively	717	724	1,005
Less: reclassification adjustment for net gains included in net earnings, net of taxes	(1)	-	-
Other comprehensive earnings	716	724	1,005
Comprehensive earnings	$ 9,245	7,375	6,638

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2002

	In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 1999	$ 3,926	8,822	21,118	(1,616)	32,250
Cash dividends declared, $.80 per share	-	-	(1,579)	-	(1,579)
Issuance of 42,795 shares of stock pursuant to dividend reinvestment plan	86	1,340	-	-	1,426
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $615,000	-	-	-	1,005	1,005
Net earnings for the year	-	-	5,633	-	5,633
Balance December 31, 2000	4,012	10,162	25,172	(611)	38,735
Cash dividends declared, $.95 per share	-	-	(1,920)	-	(1,920)
Issuance of 46,865 shares of stock pursuant to dividend reinvestment plan	94	1,649	-	-	1,743
Issuance of 1,266 shares of stock pursuant to exercise of stock options	2	36	-	-	38
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $442,000	-	-	-	724	724
Net earnings for the year	-	-	6,651	-	6,651
Balance December 31, 2001	4,108	11,847	29,903	113	45,971
Cash dividends declared, $1.15 per share	-	-	(2,378)	-	(2,378)
Issuance of 52,597 shares of stock pursuant to dividend reinvestment plan	105	2,046	-	-	2,151
Issuance of 1,333 shares of stock pursuant to exercise of stock options	3	38	-	-	41
Net change in unrealized gain on available-for-sale securities during the year, net of taxes of $445,000	-	-	-	717	717
Net earnings for the year	-	-	8,529	-	8,529
Balance December 31, 2002	$ 4,216	13,931	36,054	830	55,031

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows

Three Years Ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	2001	2000
Cash flows from operating activities:			
Interest received	$ 45,010	48,046	41,290
Fees received	6,697	6,692	5,172
Proceeds from sales of loans	84,817	62,005	37,249
Origination of loans held for sale	(89,933)	(64,039)	(36,135)
Interest paid	(18,967)	(26,027)	(21,806)
Cash paid to suppliers and employees	(16,678)	(15,193)	(13,090)
Income taxes paid	(5,815)	(4,422)	(3,616)
Net cash provided by operating activities	5,131	7,062	9,064
Cash flows from investing activities:			
Purchase of available-for-sale securities	(100,513)	(96,899)	(9,664)
Proceeds from maturities of available-for-sale securities	79,668	89,893	4,578
Proceeds from sale of available-for-sale securities	501	-	-
Purchase of held-to-maturity securities	(1,076)	(1,475)	(2,293)
Proceeds from maturities of held-to-maturity securities	2,993	2,394	1,981
Loans made to customers, net of repayments	(58,135)	(64,379)	(75,068)
Purchase of bank premises and equipment	(1,504)	(870)	(516)
Proceeds from sales of fixed assets	3	-	26
Proceeds from sales of other assets	105	-	-
Proceeds from sales of other real estate	761	875	459
Net cash used in investing activities	(77,197)	(70,461)	(80,497)
Cash flows from financing activities:			
Net increase in non-interest bearing, savings, NOW and money market deposit accounts	48,349	44,361	33,509
Net increase in time deposits	28,483	14,632	62,282
Proceeds from (purchase of) sale of securities under agreements to repurchase	(683)	(1,159)	1,167
Advances from (repayments to) Federal Home Loan Bank, net	(373)	(487)	1,857
Dividends paid	(2,378)	(1,920)	(1,579)
Dividends paid to minority shareholders	(207)	(120)	(87)
Proceeds from sale of stock to minority shareholders	186	105	75
Proceeds from sale of common stock dividend reinvestment	2,151	1,743	1,426
Proceeds from sale of common stock pursuant to exercise of stock options	41	38	-
Net cash provided by financing activities	75,569	57,193	98,650
Net increase (decrease) in cash and cash equivalents	3,503	(6,206)	27,217
Cash and cash equivalents at beginning of year	51,660	57,866	30,649
Cash and cash equivalents at end of year	$ 55,163	51,660	57,866

See accompanying notes to consolidated financial statements.

WILSON BANK HOLDING COMPANY

Consolidated Statements of Cash Flows, Continued

Three Years Ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	2001	2000
Reconciliation of net earnings to net cash provided by operating activities:			
Net earnings	$ 8,529	6,651	5,633
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	1,234	1,230	1,255
Provision for possible loan losses	2,344	1,976	1,417
Provision for deferred taxes	(482)	(512)	(158)
Loss on sales of other real estate	68	27	21
Loss on sales of other assets	21	-	-
Security gains	(1)	-	-
Gain on sales of fixed assets	(3)	-	(5)
FHLB dividend reinvestment	(103)	(123)	(96)
Decrease (increase) in loans held for sale	(6,490)	(3,074)	540
Decrease in refundable income taxes	-	-	26
Increase (decrease) in taxes payable	60	131	(87)
Decrease (increase) in accrued interest receivable	23	286	(1,040)
Increase (decrease) in interest payable	(752)	(394)	1,054
Increase in other assets	(122)	(342)	(136)
Increase (decrease) in accrued expenses	(61)	619	180
Net gains of minority interests of commercial bank subsidiaries	866	587	460
Total adjustments	(3,398)	411	3,431
Net cash provided by operating activities	$ 5,131	7,062	9,064

Supplemental Schedule of Non-Cash Activities:			
Unrealized gain in value of securities available-for-sale, net of taxes of $445,000 in 2002, $442,000 in 2001, and $615,000 in 2000	$ 717	724	1,005
Non-cash transfers from loans to other real estate	$ 1,232	890	551
Non-cash transfers from loans to other assets	$ 178	-	-

See accompanying notes to consolidated financial statements.

(1) *Summary of Significant Accounting Policies*

The accounting and reporting policies of Wilson Bank Holding Company and Subsidiaries ("the Company") are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the banking industry. The following is a brief summary of the significant policies.

(a) *Principles of Consolidation*

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, Wilson Bank & Trust, DeKalb Community Bank, a 50% owned subsidiary, and Community Bank of Smith County, a 50% owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) *Nature of Operations*

Wilson Bank & Trust, DeKalb Community Bank and Community Bank of Smith County operate under state bank charters and provide full banking services. Wilson Bank & Trust also provides trust services. As state banks, the subsidiary banks are subject to regulations of the Tennessee Department of Financial Institutions and the Federal Deposit Insurance Corporation. The areas served by the banks include Wilson County, DeKalb County, Smith County and Trousdale County, Tennessee and surrounding counties in Middle Tennessee. Services are provided at the three main offices and ten branch locations.

(c) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for possible loan losses and the valuation of debt and equity securities and the related deferred taxes.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans*

Loans are stated at the principal amount outstanding. Unearned discount, deferred loan fees net of loan acquisition costs, and the allowance for possible loan losses are shown as reductions of loans. Loan origination and commitment fees and certain loan-related costs are being deferred and the net amount amortized as an adjustment of the related loan's yield over the contractual life of the loan. Unearned discount represents the unamortized amount of finance charges, principally related to certain installment loans. Interest income on most loans is accrued based on the principal amount outstanding.

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures." These pronouncements apply to impaired loans except for large groups of smaller-balance homogeneous loans that are collectively evaluated for impairment including residential mortgage and installment loans.

A loan is impaired when it is probable that the Company will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. Impaired loans are measured at the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company shall recognize an impairment by creating a valuation allowance with a corresponding charge to the provision for possible loan losses or by adjusting an existing valuation allowance for the impaired loan with a corresponding charge or credit to the provision for possible loan losses.

The Company's installment loans are divided into various groups of smaller-balance homogeneous loans that are collectively evaluated for impairment and, thus, are not subject to the provisions of SFAS Nos. 114 and 118. Substantially all other loans of the Company are evaluated for impairment under the provisions of SFAS Nos. 114 and 118.

The Company considers all loans on nonaccrual status to be impaired. Loans are placed on nonaccrual status when doubt as to timely collection of principal or interest exists, or when principal or interest is past due 90 days or more unless such loans are well-secured and in the process of collection. Delays or shortfalls in loan payments are evaluated along with various other factors to determine if a loan is impaired. Generally, delinquencies under 90 days are considered insignificant unless certain other factors are present which indicate impairment is probable. The decision to place a loan on nonaccrual status is also based on an evaluation of the borrower's financial condition, collateral, liquidation value, and other factors that affect the borrower's ability to pay.

(1) *Summary of Significant Accounting Policies, Continued*

(d) *Loans, Continued*

Generally, at the time a loan is placed on nonaccrual status, all interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and all interest accrued and uncollected from the prior year is charged off against the allowance for possible loan losses. Thereafter, interest on nonaccrual loans is recognized as interest income only to the extent that cash is received and future collection of principal is not in doubt. If the collectibility of outstanding principal is doubtful, such cash received is applied as a reduction of principal. A nonaccrual loan may be restored to an accruing status when principal and interest are no longer past due and unpaid and future collection of principal and interest on a timely basis is not in doubt.

Loans not on nonaccrual status are classified as impaired in certain cases when there is inadequate protection by the current net worth and financial capacity of the borrower or of the collateral pledged, if any. In those cases, such loans have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt, and if such deficiencies are not corrected, there is a probability that the Company will sustain some loss. In such cases, interest income continues to accrue as long as the loan does not meet the Company's criteria for nonaccrual status.

Generally, the Company also classifies as impaired any loans the terms of which have been modified in a troubled debt restructuring. Interest is generally accrued on such loans that continue to meet the modified terms of their loan agreements.

The Company's charge-off policy for impaired loans is similar to its charge-off policy for all loans in that loans are charged off in the month when they are considered uncollectible.

(e) *Allowance for Possible Loan Losses*

The provision for possible loan losses represents a charge to earnings necessary, after loan charge-offs and recoveries, to maintain the allowance for possible loan losses at an appropriate level which is adequate to absorb estimated losses inherent in the loan portfolio. Such estimated losses arise primarily from the loan portfolio but may also be derived from other sources, including commitments to extend credit and standby letters of credit. The level of the allowance is determined on a quarterly basis using procedures which include: (1) categorizing commercial and commercial real estate loans into risk categories to estimate loss probabilities based primarily on the historical loss experience of those risk categories and current economic conditions; (2) analyzing significant commercial and commercial real estate credits and calculating specific reserves as

(1) *Summary of Significant Accounting Policies, Continued*

(e) *Allowance for Possible Loan Losses, Continued*

necessary; (3) assessing various homogeneous consumer loan categories to estimate loss probabilities based primarily on historical loss experience; (4) reviewing unfunded commitments; and (5) considering various other factors, such as changes in credit concentrations, loan mix, and economic conditions which may not be specifically quantified in the loan analysis process.

The allowance for possible loan losses consists of an allocated portion and an unallocated, or general portion. The allocated portion is maintained to cover estimated losses applicable to specific segments of the loan portfolio. The unallocated portion is maintained to absorb losses which probably exist as of the evaluation date but are not identified by the more objective processes used for the allocated portion of the allowance due to risk of errors or imprecision. While the total allowance consists of an allocated portion and an unallocated portion, these terms are primarily used to describe a process. Both portions of the allowance are available to provide for inherent loss in the entire portfolio.

The allowance for possible loan losses is increased by provisions for possible loan losses charged to expense and is reduced by loans charged off net of recoveries on loans previously charged off. The provision is based on management's determination of the amount of the allowance necessary to provide for estimated loan losses based on its evaluation of the loan portfolio. Determining the appropriate level of the allowance and the amount of the provision involves uncertainties and matters of judgment and therefore cannot be determined with precision.

(f) *Debt and Equity Securities*

The Company applies the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Under the provisions of the Statement, securities are classified in three categories and accounted for as follows:

- *Securities Held-to-Maturity*

  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost. Amortization of premiums and accretion of discounts are recognized by the interest method.

(1) *Summary of Significant Accounting Policies, Continued*

(f) *Debt and Equity Securities, Continued*

- *Trading Securities*

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.

- *Securities Available-for-Sale*

  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Premiums and discounts are recognized by the interest method.

No securities have been classified as trading securities.

Realized gains or losses from the sale of debt and equity securities are recognized based upon the specific identification method.

(g) *Loans Held for Sale*

Mortgage loans held for sale are reported at the lower of cost or market value determined by outstanding commitments from investors at the balance sheet date. These loans are valued on an aggregate basis.

(h) *Premises and Equipment*

Premises and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the related assets. Gain or loss on items retired and otherwise disposed of is credited or charged to operations and cost and related accumulated depreciation are removed from the asset and accumulated depreciation accounts.

Expenditures for major renewals and improvements of premises and equipment are capitalized and those for maintenance and repairs are charged to earnings as incurred.

(1) ***Summary of Significant Accounting Policies, Continued***

(i) *Cash and Cash Equivalents*

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and Federal funds sold. Generally, Federal funds sold are purchased and sold for one-day periods. Management makes deposits only with financial institutions it considers to be financially sound.

(j) *Income Taxes*

Provisions for income taxes are based on taxes payable or refundable for the current year (after exclusion of non-taxable income such as interest on state and municipal securities) and deferred taxes on temporary differences between the amount of taxable and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax asset and liabilities are expected to be realized or settled as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The 50% owned subsidiaries file a separate Federal income tax return but are included in the Company's consolidated state income tax return. Each subsidiary provides for income taxes on a separate-return basis.

(k) *Stock Options*

The Company uses the fair value method to calculate the compensation reported in the proforma earnings in note 17 to the consolidated financial statements.

(l) *Advertising Costs*

Advertising costs are expensed when incurred by the Company.

(1) *Summary of Significant Accounting Policies, Continued*

(m) *Other Real Estate*

Real estate acquired in settlement of loans is initially recorded at the lower of cost (loan value of real estate acquired in settlement of loans plus incidental expense) or estimated fair value, less estimated cost to sell. Based on periodic evaluations by management, the carrying values are reduced by a direct charge to earnings when they exceed net realizable value. Costs relating to the development and improvement of the property are capitalized, while holding costs of the property are charged to expense in the period incurred.

(n) *Reclassifications*

Certain reclassifications have been made to the 2001 and 2000 figures to conform to the presentation for 2002.

(o) *Off-Balance-Sheet Financial Instruments*

In the ordinary course of business the subsidiary banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

(2) *Loans and Allowance for Possible Loan Losses*

The classification of loans at December 31, 2002 and 2001 is as follows:

	In Thousands	
	2002	2001
Commercial, financial and agricultural	$ 192,945	190,700
Installment	59,721	50,741
Real estate – construction	30,794	25,044
Real estate – mortgage	267,145	228,316
	550,605	494,801
Unearned interest	(4)	(35)
Allowance for possible loan losses	(6,943)	(5,489)
	$ 543,658	489,277

(2) ***Loans and Allowance for Possible Loan Losses, Continued***

The principal maturities on loans at December 31, 2002 are as follows:

	In Thousands				
	Commercial, Financial and Agricultural	Installment	Real Estate - Construction	Real Estate-Mortgage	Total
3 months or less	$ 26,312	4,075	13,087	3,045	46,519
3 to 12 months	76,416	4,251	17,298	3,150	101,115
1 to 5 years	56,549	47,117	406	32,011	136,083
Over 5 Years	33,668	4,278	3	228,939	266,888
	$ 192,945	59,721	30,794	267,145	550,605

At December 31, 2002, variable rate and fixed rate loans total $255,229,000 and $295,376,000, respectively. At December 31, 2001, variable rate loans were $220,999,000 and fixed rate loans totaled $273,802,000.

In the normal course of business, the Company's subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to their affiliates. The aggregate amount of these loans was $11,589,000 and $12,471,000 at December 31, 2002 and 2001, respectively. As of December 31, 2002 none of these loans were restructured, nor were any related party loans charged-off during the past three years.

An analysis of the activity with respect to such loans to related parties is as follows:

	In Thousands December 31,	
	2002	2001
Balance, January 1	$ 12,471	13,472
New loans during the year	13,756	15,345
Repayments during the year	(14,638)	(16,346)
Balance, December 31	$ 11,589	12,471

A director of the Company performs appraisals related to certain loan customers. Fees paid to the director for these services were $314,000 in 2002, $208,000 in 2001 and $278,000 in 2000.

Loans which had been placed on non-accrual status totaled $483,000 and $169,000 at December 31, 2002 and 2001, respectively. Had interest on these loans been accrued, interest income would have been increased by approximately $12,000 in 2002 and $12,000 in 2001. In 2000, interest income that would have been earned had there been no non-accrual loans totaled approximately $17,000.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

Transactions in the allowance for possible loan losses for the years ended December 31, 2002, 2001 and 2000 are summarized as follows:

	In Thousands		
	2002	2001	2000
Balance, beginning of year	$ 5,489	4,525	3,847
Provision charged to operating expense	2,344	1,976	1,417
Loans charged off	(1,099)	(1,251)	(873)
Recoveries on losses	209	239	134
Balance, end of year	$ 6,943	5,489	4,525

The Company's principal customers are basically in the Middle Tennessee area with a concentration in Wilson County, Tennessee. Credit is extended to businesses and individuals and is evidenced by promissory notes. The terms and conditions of the loans including collateral varies depending upon the purpose of the credit and the borrower's financial condition.

Impaired loans and related loan loss reserve amounts at December 31, 2002 and 2001 were as follows:

	In Thousands December 31,	
	2002	2001
Recorded investment	$ 483	168
Loan loss reserve	$ 108	55

The average recorded investment in impaired loans for the years ended December 31, 2002 and 2001 was $133,000 and $111,000, respectively. There was no interest income recognized on these loans during 2002 or 2001.

In 2002, 2001 and 2000, the Company originated and sold loans in the secondary market of $89,933,000, $64,039,000 and $36,135,000, respectively. At December 31, 2002, the wholly-owned subsidiary Bank had not been required to repurchase any of the loans originated by the Bank and sold in the secondary market. The gain on sale of these loans totaled $1,374,000, $1,040,000 and $574,000 in 2002, 2001 and 2000, respectively.

(2) *Loans and Allowance for Possible Loan Losses, Continued*

Of the loans sold in the secondary market, the recourse to the wholly-owned subsidiary Bank is limited. On loans sold to the Federal Home Loan Mortgage Corporation, the Bank has a recourse obligation for one year from the purchase date. At December 31, 2002, loans sold to the Federal Home Loan Mortgage Corporation with existing recourse totaled $198,000. All other loans sold in the secondary market provide the purchase recourse to the Bank for a period of 90 days from the date of purchase and only in the event of a default by the borrower pursuant to the terms of the individual loan agreement. At December 31, 2002, total loans sold with recourse to the Bank, including those sold to the Federal Home Loan Mortgage Corporation, aggregated $57,365,000. Management expects no loss to result from these recourse provisions.

(3) *Debt and Equity Securities*

Debt and equity securities have been classified in the consolidated balance sheet according to management's intent. Debt and equity securities at December 31, 2002 consist of the following:

	Securities Held-To-Maturity *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 12,877	626	-	13,503
Mortgage-backed securities	1,336	3	4	1,335
	$ 14,213	629	4	14,838

	Securities Available-For-Sale *In Thousands*			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 98,835	1,359	26	100,168
Obligations of states and political subdivisions	1,804	80	-	1,884
Corporate bonds	1,705	16	-	1,721
Mortgage-backed securities	346	10	-	356
	$ 102,690	1,465	26	104,129

(3) ***Debt and Equity Securities, Continued***

The Company's classification of securities at December 31, 2001 is as follows:

	Securities Held-To-Maturity In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of states and political subdivisions	$ 13,273	292	27	13,538
Mortgage-backed securities	2,857	8	16	2,849
	$ 16,130	300	43	16,387

	Securities Available-For-Sale In Thousands			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and other U.S. Government agencies and corporations	$ 79,561	451	300	79,712
Obligations of states and political subdivisions	2,258	40	7	2,291
Mortgage-backed securities	423	5	-	428
	$ 82,242	496	307	82,431

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	In Thousands	
Securities Held-To-Maturity	Amortized Cost	Estimated Market Value
Due in one year or less	$ 975	983
Due after one year through five years	4,420	4,619
Due after five years through ten years	3,836	4,039
Due after ten years	3,646	3,862
	12,877	13,503
Mortgage-backed securities	1,336	1,335
	$ 14,213	14,838

(3) ***Debt and Equity Securities, Continued***

Securities Available-For-Sale	In Thousands Amortized Cost	In Thousands Estimated Market Value
Due in one year or less	$ 1,693	1,702
Due after one year through five years	79,575	80,538
Due after five years through ten years	18,118	18,550
Due after ten years	498	523
	99,884	101,313
Mortgage-backed securities	346	356
Federal Home Loan Bank stock	2,372	2,372
Bankers Bank stock	88	88
	$ 102,690	104,129

The Company periodically applies the stress test to its securities portfolio. To satisfy the stress test a security's estimated market value should not decline more than certain percentages given certain assumed interest rate increases. The Company had no securities that failed to meet the stress test.

Results from sales of debt and equity securities are as follows:

	In Thousands 2002	2001	2000
Gross proceeds	$ 501	-	-
Gross realized gains	$ 1	-	-
Gross realized losses	-	-	-
Net realized gains	$ 1	-	-

Securities carried in the balance sheet of approximately $90,834,000 (approximate market value of $92,681,000) and $74,839,000 (approximate market value of $75,297,000), were pledged to secure public deposits and for other purposes as required or permitted by law at December 31, 2002 and 2001, respectively.

Included in the securities above are $13,724,000 (approximate market value of $14,378,000) and $14,574,000 (approximate market value of $14,827,000) at December 31, 2002 and 2001, respectively, in obligations of political subdivisions located within the State of Tennessee. Management purchases only obligations of such political subdivisions it considers to be financially sound.

Securities that have rates that adjust prior to maturity totaled $1,521,000 (approximate market value of $1,525,000) and $3,098,000 (approximate market value of $3,094,000) at December 31, 2002 and 2001, respectively.

(3) ***Debt and Equity Securities, Continued***

Included in the securities portfolio is stock of the Federal Home Loan Bank and Bankers Bank amounting to $2,372,000 and $88,000 at December 31, 2002. Included in the securities portfolio is stock of the Federal Home Loan Bank and Bankers Bank amounting to $1,915,000 and $88,000 at December 31, 2001. The stock can be sold back at par and only to the Federal Home Loan Bank or to another member institution or to Bankers Bank, respectively.

(4) ***Premises and Equipment***

The detail of premises and equipment at December 31, 2002 and 2001 is as follows:

	In Thousands	
	2002	2001
Land	$ 3,413	3,287
Buildings	11,918	11,718
Construction in progress	4	-
Leasehold improvements	137	137
Furniture and equipment	9,300	8,183
Automobiles	153	122
	24,925	23,447
Less accumulated depreciation	(9,516)	(8,308)
	$ 15,409	15,139

Building additions during 2002 include payments of $171,000 to a construction company owned by a director of the Company.

(5) ***Deposits***

Deposits at December 31, 2002 and 2001 are summarized as follows:

	In Thousands	
	2002	2001
Demand deposits	$ 65,598	61,068
Savings accounts	39,110	30,755
Negotiable order of withdrawal accounts	55,310	45,774
Money market demand accounts	158,044	132,115
Certificates of deposit $100,000 or greater	136,220	115,197
Other certificates of deposit	193,377	188,986
Individual retirement accounts $100,000 or greater	9,331	5,164
Other individual retirement accounts	22,418	23,517
	$ 679,408	602,576

(5) ***Deposits, Continued***

Principal maturities of certificates of deposit and individual retirement accounts at December 31, 2002 are as follows:

	In Thousands		
Maturity	Single Deposits Under $100,000	Single Deposits Over $100,000	Total
3 months or less	$ 41,765	43,272	85,037
3 to 6 months	43,217	31,909	75,126
6 to 12 months	58,955	27,131	86,086
1 to 5 years	71,858	43,239	115,097
	$ 215,795	145,551	361,346

The subsidiary banks are required to maintain cash balances or balances with the Federal Reserve Bank or other correspondent banks based on certain percentages of deposit types. The average required amounts for the years ended December 31, 2002 and 2001 were approximately $8,458,000 and $6,242,000, respectively.

(6) ***Securities Sold Under Repurchase Agreements***

The maximum amounts of outstanding repurchase agreements at any month end during 2002 and 2001 was $15,804,000 and $14,201,000, respectively. The average daily balance outstanding during 2002, 2001 and 2000 was $13,700,000, $11,540,000 and $7,791,000, respectively. The underlying securities are typically held by other financial institutions and are designated as pledged.

(7) ***Advances from Federal Home Loan Bank***

The advances from the Federal Home Loan Bank at December 31, 2002 and 2001 consist of the following:

	In Thousands	
	December 31,	
Interest Rate	2002	2001
6.90%	$ 236	323
7.25%	761	1,047
	$ 997	1,370

(7) *Advances from Federal Home Loan Bank, Continued*

Advances from the Federal Home Loan Bank are to mature as follows at December 31, 2002:

Year Ending December 31,	In Thousands Amount
2010	$ 997

These advances are collateralized by approximately $1,357,000 of the Company's mortgage loan portfolio.

(8) *Non-Interest Income and Non-Interest Expense*

The significant components of non-interest income and non-interest expense for the years ended December 31 are presented below:

	In Thousands		
	2002	2001	2000
Non-interest income:			
Service charges on deposits	$ 4,234	3,863	3,088
Other fees	2,463	2,820	2,084
Gains on sales of loans	1,374	1,040	574
Security gains	1	-	-
Gains on sales of fixed assets	3	-	5
Other income	1	9	1
	$ 8,076	7,732	5,752
Non-interest expense:			
Employee salaries and benefits	$ 9,308	8,553	7,461
Employee benefit plan	529	508	461
Occupancy expenses	1,162	991	925
Furniture and equipment expenses	1,106	1,154	1,166
Loss on sales of other assets	21	-	-
Loss on sales of other real estate	68	27	21
FDIC insurance	106	103	91
Directors' fees	665	601	567
Other operating expenses	4,854	4,790	3,719
Minority interest in net earnings of subsidiaries	866	587	460
	$ 18,685	17,314	14,871

(9) *Income Taxes*

The components of the net deferred tax asset are as follows:

	In Thousands 2002	2001
Deferred tax asset:		
Federal	$ 2,194	1,726
State	448	325
	2,642	2,051
Deferred tax liability:		
Federal	(880)	(398)
State	(180)	(74)
	(1,060)	(472)
	$ 1,582	1,579

The tax effects of each type of significant item that gave rise to deferred taxes are:

	In Thousands 2002	2001
Financial statement allowance for loan losses in excess of tax allowance	$ 2,427	1,854
Excess of depreciation deducted for tax purposes over the amounts deducted in the financial statements	(255)	(185)
Financial statement deduction for deferred compensation in excess of deduction for tax purposes	215	196
Financial statement income on FHLB stock dividends not recognized for tax purposes	(254)	(215)
Unrealized gain on securities available-for-sale	(551)	(71)
	$ 1,582	1,579

(9) *Income Taxes, Continued*

The components of income tax expense (benefit) are summarized as follows:

	In Thousands		
	Federal	State	Total
2002			
Current	$ 4,850	1,025	5,875
Deferred	(389)	(93)	(482)
Total	$ 4,461	932	5,393
2001			
Current	$ 3,808	745	4,553
Deferred	(431)	(81)	(512)
Total	$ 3,377	664	4,041
2000			
Current	$ 2,959	596	3,555
Deferred	(133)	(25)	(158)
Total	$ 2,826	571	3,397

A reconciliation of actual income tax expense of $5,393,000, $4,041,000 and $3,397,000 for the years ended December 31, 2002, 2001 and 2000, respectively, to the "expected" tax expense (computed by applying the statutory rate of 34% to earnings before income taxes) is as follows:

	In Thousands		
	2002	2001	2000
Computed "expected" tax expense	$ 4,733	3,635	3,070
State income taxes, net of Federal income tax benefit	624	439	377
State deferred income taxes related to state income tax rate increase	(14)	-	-
Tax exempt interest, net of interest expense exclusion	(237)	(225)	(226)
Tax expense related to minority interest income in subsidiaries	294	200	157
Other	(7)	(8)	19
	$ 5,393	4,041	3,397

Total income tax expense for 2002 includes tax expense of less than $1,000 related to the gain on sale of securities. There were no sales of securities in 2001 and 2000.

(10) *Commitments and Contingent Liabilities*

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the consolidated financial position.

The subsidiary banks lease land for certain branch facilities and automatic teller machine locations. Future minimum rental payments required under the terms of the noncancellable leases are as follows:

Years Ending December 31,	*In Thousands*
2003	$ 39
2004	27
2005	10
	$ 76

Total rent expense amounted to $52,000, $58,000 and $58,000, respectively, during the years ended December 31, 2002, 2001 and 2000.

(11) *Financial Instruments with Off-Balance-Sheet Risk*

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

	In Thousands Contract or Notional Amount	
	2002	2001
Financial instruments whose contract amounts represent credit risk:		
Commercial loan commitments	$ 68,267	80,030
Unfunded lines-of-credit	22,840	18,107
Letters of credit	5,016	6,079
Total	$ 96,123	104,216

(11) *Financial Instruments with Off-Balance-Sheet Risk, Continued*

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements. The Company evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral normally consists of real property.

(12) *Concentration of Credit Risk*

Practically all of the Company's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Company's market area. Practically all such customers are depositors of the subsidiary banks. Investment in state and municipal securities also include governmental entities within the Company's market area. The concentrations of credit by type of loan are set forth in note 2 to the consolidated financial statements.

At December 31, 2001, the Company's cash and due from banks included commercial bank deposit accounts aggregating $215,000 in excess of the Federal Deposit Insurance Corporation limit of $100,000 per institution.

In addition, Federal funds sold were deposited with six banks.

(13) *Employee Benefit Plan*

The Company has in effect a 401(k) plan which covers eligible employees. To be eligible an employee must have obtained the age of 20 1/2. The provisions of the plan provide for both employee and employer contributions. For the years ended December 31, 2002, 2001 and 2000, the subsidiary banks contributed $529,000, $508,000 and $461,000, respectively, to this plan.

(14) *Dividend Reinvestment Plan*

Under the terms of the Company's dividend reinvestment plan holders of common stock may elect to automatically reinvest cash dividends in additional shares of common stock. The Company may elect to sell original issue shares or to purchase shares in the open market for the account of participants. Original issue shares of 52,597 in 2002, 46,865 in 2001 and 42,795 in 2000 were sold to participants under the terms of the plan.

(15) *Regulatory Matters and Restrictions on Dividends*

The Company and its bank subsidiaries are subject to regulatory capital requirements administered by the Federal Deposit Insurance Corporation, the Federal Reserve and the Tennessee Department of Financial Institutions. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. The Company's capital classification is also subject to qualitative judgments about components, risk weightings and other factors. Those qualitative judgments could also affect the subsidiary banks' capital statuses and the amount of dividends the subsidiaries may distribute.

The Company and its subsidiary banks are required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators. At December 31, 2002, the Company and its bank subsidiaries are required to have minimum Tier I and total risk-based capital ratios of 4% and 8%, respectively. The Company's actual ratios at that date were 11.65% and 12.90%, respectively, compared to ratios of 10.97% and 12.15%, respectively, at December 31, 2001. The leverage ratio at December 31, 2002 was 7.57%, compared to 7.42% at December 31, 2001. The minimum requirement was 4%. At December 31, 2002, management believes that the Company and all of its subsidiaries meet all capital requirements to which they are subject.

As of December 31, 2002, the most recent notification from the banking regulators categorized the Company and its subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since the notification that management believes have changed the Company's category.

(16) *Deferred Compensation Plan*

The Company's wholly-owned subsidiary bank provides its executive officers a deferred compensation plan, which also provides for death and disability benefits. The plan was established by the Board of Directors to reward executive management for past performance and to provide additional incentive to retain the service of executive management. There were six employees participating in the plan at December 31, 2002.

The plan provides retirement benefits for a period of 180 months after the employee reaches the age of 65. This benefit can be reduced if the wholly-owned subsidiary bank's average return on assets falls below 1%. The plan also provides benefits in the event the executive should die or become disabled prior to reaching retirement. The wholly-owned subsidiary bank has purchased insurance policies or other assets to provide the benefits listed above. The insurance policies remain the sole property of the wholly-owned subsidiary bank and are payable to the Bank. At December 31, 2002 and 2001, the deferred compensation liability totaled $561,000 and $516,000, respectively, the cash surrender value of life insurance was $710,000 and $669,000, respectively, and the face amount of the insurance policies in force approximated $3,892,000 and $2,939,000 in 2002 and 2001, respectively. The deferred compensation plan is not qualified under Section 401 of the Internal Revenue Code.

(17) ***Stock Option Plan***

In April, 1999, the stockholders of the Company approved the Wilson Bank Holding Company 1999 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for the granting of stock options, and authorizes the issuance of common stock upon the exercise of such options, for up to 100,000 shares of common stock, to officers and other key employees of the Company and its subsidiaries. Furthermore, the Company may issue additional shares under the Stock Option Plan as needed in order that the aggregate number of shares that may be issued during the term of the Plan is equal to five percent (5%) of the shares of common stock then issued and outstanding.

Under the Stock Option Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options, and are generally exercisable for up to ten years following the date such option awards are granted. Exercise prices of incentive stock options must be equal to or greater than 100% of the fair market value of the common stock on the grant date.

Statement of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock Based Compensation", as amended by SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure", sets forth the method for recognition of cost of plans similar to those of the Company. As is permitted, management has elected to account for the plan under APB Opinion 25 and related Interpretations. However, under SFAS No. 123, the Company is required to make proforma disclosures as if cost had been recognized in accordance with the pronouncement. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS No. 123, the Company's net earnings, basic earnings per common share and diluted earnings per common share would have not been affected as indicated in the proforma amounts below:

			In Thousands Except Per Share Amounts		
			2002	2001	2000
Net earnings	As Reported	$	8,529	6,651	5,633
	Proforma	$	8,507	6,628	5,610
Basic earnings per common share	As Reported	$	4.08	3.26	2.83
	Proforma	$	4.07	3.25	2.82
Diluted earnings per common share	As Reported	$	4.08	3.26	2.83
	Proforma	$	4.07	3.25	2.82

(17) ***Stock Option Plan, Continued***

A summary of the stock option activity for 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	47,149	$ 30.90	47,481	$ 30.64	48,311	$ 30.56
Granted	4,000	39.50	2,250	36.25	2,500	32.00
Exercised	(1,333)	(30.56)	(1,266)	(30.56)	-	-
Forfeited	(2,999)	(31.75)	(1,316)	(30.56)	(3,330)	(30.56)
Outstanding at end of year	46,817	$ 31.59	47,149	$ 30.90	47,481	$ 30.64
Options exercisable at year end	12,321		8,755		4,498	

The following table summarizes information about fixed stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 30.56- $ 39.50	46,817	$ 31.59	7.0 years	12,321	$ 30.68

The fair value of options granted in 2002, 2001 and 2000 was $1.86, $7.18 and $9.86, respectively, for each option. The fair value was estimated using the minimum value methodology as permitted by SFAS 123 for securities not publicly trading. The weighted average assumptions used to calculate the minimum value were as follows for 2002, 2001 and 2000, respectively: risk free interest rate of 3.43%, 5.11% and 6.68%; expected life of ten years; and dividend yield of 2.91%, 2.62% and 2.50%. The dividend yield was computed assuming a dividend payout of $1.15, $0.95 and $0.80, respectively.

(18) Earnings Per Share

Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" establishes uniform standards for computing and presenting earnings per share. The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period. For the Company the computation of diluted earnings per share begins with the basic earnings per share plus the effect of common shares contingently issuable from stock options.

The following is a summary of the components comprising basic and diluted earnings per share (EPS):

	In Thousands (except share data)		
	2002	2001	2000
Basic EPS Computation:			
Numerator - Earnings available to common stockholders	$ 8,529	6,651	5,633
Denominator - Weighted average number of common shares outstanding	2,089,488	2,037,896	1,992,149
Basic earnings per common share	$ 4.08	3.26	2.83
Diluted EPS Computation:			
Numerator - Earnings available to common stockholders	$ 8,529	6,651	5,633
Denominator:			
Weighted average number of common shares outstanding	2,089,488	2,037,896	1,992,149
Dilutive effect of stock options	3,073	1,539	380
	2,092,561	2,039,435	1,992,529
Diluted earnings per common share	$ 4.08	3.26	2.83

(19) Wilson Bank Holding Company - Parent Company Financial Information

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Balance Sheets

December 31, 2002 and 2001

	In Thousands 2002	In Thousands 2001
ASSETS		
Cash	$ 54*	26*
Investment in wholly-owned commercial bank subsidiary	49,085*	40,971*
Investment in 50% owned commercial bank subsidiaries	5,769*	4,870*
Refundable income taxes	123	104
Total assets	$ 55,031	45,971
LIABILITIES AND STOCKHOLDERS' EQUITY		
Stockholders' equity:		
Common stock, par value $2.00 per share, authorized 5,000,000 shares, 2,108,019 and 2,054,089 shares issued and outstanding, respectively	$ 4,216	4,108
Additional paid-in capital	13,931	11,847
Retained earnings	36,054	29,903
Unrealized gains on available-for-sale securities, net of income taxes of $514,000 and $69,000, respectively	830	113
Total stockholders' equity	55,031	45,971
Total liabilities and stockholders' equity	$ 55,031	45,971

*Eliminated in consolidation.

(19) Wilson Bank Holding Company -
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Earnings and Comprehensive Earnings

Three Years Ended December 31, 2002

	In Thousands		
	2002	2001	2000
Expenses:			
Directors' fees	$ 299	272	272
Other	21	1	15
Loss before Federal income tax benefits and equity in undistributed earnings of commercial bank subsidiaries	(320)	(273)	(287)
Federal income tax benefits	123	104	109
	(197)	(169)	(178)
Equity in undistributed earnings of commercial bank subsidiaries	8,726*	6,820*	5,811*
Net earnings	8,529	6,651	5,633
Other comprehensive earnings, net of tax:			
Unrealized gains on available-for-sale securities arising during period, net of taxes of $445,000, $442,000 and $615,000, respectively	717	724	1,005
Less reclassification adjustments for net gains included in net earnings, net of taxes	(1)	-	-
Other comprehensive earnings	716	724	1,005
Comprehensive earnings	$ 9,245	7,375	6,638

*Eliminated in consolidation.

(19) Wilson Bank Holding Company - Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Changes in Stockholders' Equity

Three Years Ended December 31, 2002

	In Thousands				
	Common Stock	Additional Paid-In Capital	Retained Earnings	Net Unrealized Gain (Loss) On Available-For-Sale Securities	Total
Balance December 31, 1999	$ 3,926	8,822	21,118	(1,616)	32,250
Cash dividends declared, $.80 per share	-	-	(1,579)	-	(1,579)
Issuance of 42,795 shares of stock pursuant to dividend reinvestment plan	86	1,340	-	-	1,426
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $615,000	-	-	-	1,005	1,005
Net earnings for the year	-	-	5,633	-	5,633
Balance December 31, 2000	4,012	10,162	25,172	(611)	38,735
Cash dividends declared, $.95 per share	-	-	(1,920)	-	(1,920)
Issuance of 46,865 shares of stock pursuant to dividend reinvestment plan	94	1,649	-	-	1,743
Issuance of 1,266 shares of stock pursuant to exercise of stock options	2	36	-	-	38
Net change in unrealized gain (loss) on available-for-sale securities during the year, net of taxes of $442,000	-	-	-	724	724
Net earnings for the year	-	-	6,651	-	6,651
Balance December 31, 2001	4,108	11,847	29,903	113	45,971
Cash dividends declared, $1.15 per share	-	-	(2,378)		(2,378)
Issuance of 52,597 shares of stock pursuant to dividend reinvestment plan	105	2,046	-	-	2,151
Issuance of 1,333 shares of stock pursuant to exercise of stock options	3	38	-	-	41
Net change in unrealized gain on available-for-sale securities during the year, net of taxes of $445,000	-	-	-	717	717
Net earnings for the year	-	-	8,529		8,529
Balance December 31, 2002	$ 4,216	13,931	36,054	830	55,031

(19) *Wilson Bank Holding Company -*
Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows

Three Years Ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	2001	2000
Cash flows from operating activities:			
Cash paid to suppliers and other	$ (320)	(273)	(287)
Tax benefits received	104	109	112
Net cash used in operating activities	(216)	(164)	(175)
Cash flows from investing activities:			
Dividends received from commercial bank subsidiaries	616	445	351
Dividends reinvested in commercial bank subsidiaries	(186)	(105)	(73)
Capital contribution to bank subsidiary	-	(38)	-
Net cash provided by investing activities	430	302	278
Cash flows from financing activities:			
Dividends paid	(2,378)	(1,920)	(1,579)
Proceeds from sale of stock	2,151	1,743	1,426
Proceeds from exercise of stock options	41	38	-
Net cash used in financing activities	(186)	(139)	(153)
Net increase (decrease) in cash and cash equivalents	28	(1)	(50)
Cash and cash equivalents at beginning of year	26	27	77
Cash and cash equivalents at end of year	$ 54	26	27

(19) Wilson Bank Holding Company - Parent Company Financial Information, Continued

WILSON BANK HOLDING COMPANY
(Parent Company Only)

Statements of Cash Flows, Continued

Three Years Ended December 31, 2002

Increase (Decrease) in Cash and Cash Equivalents

	In Thousands		
	2002	2001	2000
Reconciliation of net earnings to net cash used in operating activities:			
Net earnings	$ 8,529	6,651	5,633
Adjustments to reconcile net earnings to net cash used in operating activities:			
Equity in earnings of commercial bank subsidiaries	(8,726)	(6,820)	(5,811)
Decrease (increase) in refundable income taxes	(19)	5	3
Total adjustments	(8,745)	(6,815)	(5,808)
Net cash used in operating activities	$ (216)	(164)	(175)

(20) Disclosures About Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments (SFAS No. 107), requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and short-term investments

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities

The carrying amounts for short-term securities approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term securities and mortgage-backed securities, except certain state and municipal securities, is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. The fair value of certain state and municipal securities is not readily available through market sources other than dealer quotations, so fair value estimates are based on quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

SFAS No. 107 specifies that fair values should be calculated based on the value of one unit without regard to any premium or discount that may result from concentrations of ownership of a financial instrument, possible tax ramifications, or estimated transaction costs. Accordingly, these considerations have not been incorporated into the fair value estimates.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, mortgage, credit card and other consumer. Each loan category is further segmented into fixed and adjustable rate interest terms.

(20) ***Disclosures About Fair Value of Financial Instruments, Continued***

Loans, Continued

The fair value of the various categories of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining average estimated maturities.

The estimated maturity for mortgages is modified from the contractual terms to give consideration to management's experience with prepayments. Management has made estimates of fair value discount rates that it believes to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented below would be indicative of the value negotiated in an actual sale.

The value of the loan portfolio is also discounted in consideration of the credit quality of the loan portfolio as would be the case between willing buyers and sellers. Particular emphasis has been given to loans on the subsidiary banks' internal watch list. Valuation of these loans is based upon borrower performance, collateral values (including external appraisals), etc.

Deposit Liabilities

The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities. Under the provision of SFAS No. 107 the fair value estimates for deposits does not include the benefit that results from the low cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

Securities Sold Under Repurchase Agreements

The securities sold under repurchase agreements are payable upon demand. For this reason the carrying amount is a reasonable estimate of fair value.

Advances from Federal Home Loan Bank

The fair value of the advances from the Federal Home Loan Bank are estimated by discounting the future cash outflows using the current market rates.

(20) *Disclosures About Fair Value of Financial Instruments, Continued*

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written

Loan commitments are made to customers generally for a period not to exceed one year and at the prevailing interest rates in effect at the time the loan is closed. Commitments to extend credit related to construction loans are made for a period not to exceed six months with interest rates at the current market rate at the date of closing. In addition, standby letters of credit are issued for periods up to three years with rates to be determined at the date the letter of credit is funded. Fees are only charged for the construction loans and the standby letters of credit and the amounts unearned at December 31, 2002 are insignificant. Accordingly, these commitments have no carrying value and management estimates the commitments to have no significant fair value.

The carrying value and estimated fair values of the Company's financial instruments at December 31, 2002 and 2001 are as follows:

	In Thousands			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and short-term investments	$ 55,163	55,163	51,660	51,660
Securities	118,342	118,967	98,561	98,818
Loans, net of unearned interest	550,601		494,766	
Less: allowance for possible loan losses	6,943		5,489	
Loans, net of allowance	543,658	547,123	489,277	494,683
Loans held for sale	10,859	10,859	4,369	4,369
Financial liabilities:				
Deposits	679,408	684,375	602,576	607,308
Securities sold under repurchase agreements	7,868	7,868	8,551	8,551
Advances from Federal Home Loan Bank	997	1,160	1,370	1,582
Unrecognized financial instruments:				
Commitments to extend credit	-	-	-	-
Standby letters of credit	-	-	-	-

(20) *Disclosures About Fair Value of Financial Instruments, Continued*

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on estimating on-and-off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For example, a subsidiary Bank has a mortgage department that contributes net fee income annually. The mortgage department is not considered a financial instrument, and its value has not been incorporated into the fair value estimates. Other significant assets and liabilities that are not considered financial assets or liabilities include deferred tax assets and liabilities and property, plant and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

WILSON BANK HOLDING CO.
YEARS OF 15 EXCELLENCE

TIME LINE

May 11, 1987
Wilson Bank & Trust opened for business in a small house on the Castle Heights Campus
July 8, 1987
The Bank opened its first ATM at the Chum's Convenience Store on West Main Street
December 31, 1987
The bank moved into new Main Office with the Grand Opening on Sunday, January 2, 1988 with over 4,000 attending
May 11, 1988
The Bank celebrated its first anniversary with $40 million in assets
October, 1988
The Bank held its first Oktoberfest
March 19, 1990
The Bank opened its second office at 1444 Baddour Parkway
April 22, 1990
The completion of the addition of 5,000 square feet to the Main Office
May, 1990
The Bank introduced the Solid Gold Club, a program for Senior Citizens
October, 1990
The Bank purchased the Castle Heights football field to be used as a community park
April 8, 1991
The Bank opened its third office in Watertown (purchased the Watertown office of Liberty State Bank)
November 17, 1992
The Bank formed a holding company called Wilson Bank Holding Company
December 7, 1992
The Bank opened its fourth office in Gladeville
February 15, 1993
The Holding Company stock split two for one
April 4, 1993
The Bank held the Grand Opening of its addition to the Watertown office, which doubled the size of that office
June 1, 1993
The Bank opened the Investment Center
October 25, 1993
The Bank opened its fifth office at Tennessee Boulevard
February, 1994
First Construction Expo held
March 28, 1994
The Bank opened its sixth office in Mt. Juliet

May 27, 1995
The Bank opened its seventh office in the Wal-Mart SuperCenter
April 18, 1996
The Holding Company had its first out-of-county expansion owning 50% of the newly organized de novo bank, DeKalb Community Bank in Smithville, Tennessee
October 6, 1996
A Grand Opening was held for the Main office expansion of 11,000 square feet
December 16, 1996
The Holding Company helped with the organization and expansion into Smith County- the Holding Company owns 50% of the Community Bank of Smith County (a de novo bank)
February 17, 1997
Wilson Bank & Trust expanded into Trousdale county opening the Trousdale Bank & Trust office of Wilson Bank & Trust
May, 1997
Wilson Bank celebrated its 10th Anniversary with Holding Company assets of $350 million including all three banks, Wilson Bank & Trust, Community Bank of Smith County & DeKalb Community Bank
December 7, 1997
DeKalb Community Bank opened its first branch in Alexandria
March 8, 1998
The Grand Opening of Trousdale Bank & Trust new office building was held
November 22, 1998
Community Bank of Smith County held its Grand Opening for their new building
December 5, 1998
The Grand Opening of the Bank's ninth office, Castle Heights Ave. North, was held
December 6, 1998
Gladeville office held a Grand Opening of the newly remodeled office
January, 1999
The Bank opened the Insurance Department
September 30, 1999
The Holding Company stock split four for three
November 14, 1999
The Grand Opening of the Bank's tenth office, Andrew Jackson Parkway in Hermitage, was held
December 1999
The Bank purchased property at Leeville Pike/ Highway 109 in Lebanon for a branch
April 2000
The Bank kicked off the largest campaign yet; "Free Checking and Overdraft Privilege"
October 17, 2000
Wilson Bank & Trust became the official "Bank of the Nashville Super Speedway."
October 2000
Wilson Bank & Trust introduced its eleventh office, the Internet Branch.
September 2000
The Bank opened our first school bank at Sam Houston
December 2001
Grand opening of DeKalb Community Bank addition
October 2002
Sponsored the Wheel of Fortune at Oktoberfest

Holding Company & Stock Information

Wilson Bank Holding Company Directors and Executive Officers

John R. Trice, Chairman; Randall Clemons, President & CEO; Charles Bell; Jack Bell; Mackey Bentley; Jimmy Comer; Jerry Franklin; John Freeman; Marshall Griffith; Harold Patton; James Anthony Patton; Elmer Richerson, Executive Vice President; Bob VanHooser.

Common Stock Market Information

The common stock of Wilson Bank Holding Company is not traded on an exchange nor is there a known active trading market. The number of stockholders of record at February 1, 2003 was 1,452. Based solely on information made available to the Company from limited numbers of buyers and sellers, the Company believes that the following table sets forth the quarterly range of sale prices for the Company's stock during the years 2001 and 2002.

Stock Prices

2001	High	Low
First Quarter	$36.25	$35.50
Second Quarter	37.00	36.25
Third Quarter	38.00	37.00
Fourth Quarter	38.75	38.00
2002		
First Quarter	$39.50	$38.75
Second Quarter	40.75	39.50
Third Quarter	42.25	40.75
Fourth Quarter	43.50	42.25

On January 1, 2002, a $.55 per share cash dividend was declared and on July 1, 2002, a $.60 per share cash dividend was declared and paid to shareholders of record on those dates. On January 1, 2001, a $.45 per share cash dividend was declared and on July 1, 2001, a $.50 per share cash dividend was declared and paid to shareholders of record on those dates. Future dividends will be dependent upon the Company's profitability, it's capital needs, overall financial condition, economic and regulatory consideration.

Annual Meeting and Information Contacts

The Annual Meeting of Shareholders will be held in the Main Office of
Wilson Bank Holding Company at 7:00 P.M., April 8, 2003,
at 623 West Main Street, Lebanon, Tennessee.

For further information concerning Wilson Bank Holding Company or its subsidiaries, or to obtain a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission, which is available without charge to shareholders, please contact Becky Taylor, Senior Vice-President and Cashier, Wilson Bank & Trust, P.O. Box 768, Lebanon, TN 37088-0768, Phone (615) 444-2265.


1.18%
1.12%
1.14%
1.14%
1.33%
1998
1999
2000
2001
2002
Return On Average Assets


$ 292,686
$354,758
$427,764
$489,277
$543,658
1998
1999
2000
2001
2002
Loans, Net


$389,105
$447,792
$543,583
$602,576
$679,408
1998
1999
2000
2001
2002
Deposits


16.72%
16.04%
16.39%
15.70%
16.98%
1998
1999
2000
2001
2002
Return On Average Stockholders' Equity


$29,265
$32,250
$38,735
$45,971
$55,031
1998
1999
2000
2001
2002
Stockholders' Equity


$2.37
$2.52
$2.83
$3.26
$4.08
1998
1999
2000
2001
2002
Basic Earnings Per Share


Interest Income
Interest Expense
Net Interest Income
$14,947
$16,003
$30,950
$17,736
$17,457
$35,193
$19,566
$22,860
$42,426
$22,250
$25,633
$47,883
$26,875
$18,215
$45,090
1998
1999
2000
2001
2002
Net Interest Income

Year 2002 Service & Achievement Award Winners

These individuals were selected by their fellow employees for these awards



Commitment To Excellence Award
Lynne Agee, Tom Hines



Commitment To Quality Award
Tiffanie Littlefield,Shelia Grewing



Whatever It Takes Award
Kay Johnson, Dale Dies

These individuals were selected by management for the following awards



2002 Salesperson of the Year

Kelly Lamey, Karen Osment



2002 Sue Talley Community Service Award

Clark Oakley

2002 Mike Baker Community Service Award

Robert Huttchson



2002 Insurance Award

Maliea Oakley

2002 Office of the Year



Wal-Mart Superbanking Center

2002 Production Leader Award



Mortgage Department

Community Financial Centers


Trousdale
Hartsville
Community Bank
of Smith County
Carthage
Smith
Community Bank
of Gordonsville
Castle Heights Ave. N.
Baddour
Parkway
Wilson
TN. Blvd.
Davidson
Main
Hermitage
Mt. Juliet
Leeville-109
Super Banking
Center
Gladeville
Watertown
Alexandria
DeKalb
DeKalb
Community Bank
Smithville

Full Service Saturday Banking

Main Office
623 West Main Street
Lebanon, TN 37087
444-2265

Baddour Office
1444 Baddour Parkway
Lebanon, TN 37087
444-7560

Tennessee Boulevard Office
200 Tennessee Boulevard
Lebanon, TN 37087
443-6178

Super Banking Center
Wal-Mart Supercenter
Lebanon, TN 37087
443-6293

Castle Heights Avenue North Office
1130 Castle Heights Ave North
Lebanon, TN 37087
443-0492

Watertown Office
Public Square
Watertown, TN 37184
237-3302

Gladeville Office
8875 Stewarts Ferry Pike
Gladeville, TN 37071
443-6522

Mt. Juliet Office
1476 North Mt. Juliet Road
Mt. Juliet, TN 37122
754-0600

Hermitage Office
4736 Andrew Jackson Parkway
Hermitage, TN 37076
885-0040

Leeville-109
Comming Soon!

Internet Office
www.wilsonbank.com

Trousdale Bank & Trust
127 McMurry Blvd.
Hartsville, TN 37074
374-4133
Office of Wilson Bank & Trust
Lebanon, Tennessee

DeKalb Community Bank

Main Office
576 West Broad Street
Smithville, TN 37166
615-597-4663

Alexandria Office
306 Brush Creek Road
Alexandria, TN 37012
615-529-4663

Community Bank of Smith County

Main Office
1300 Main Street North
Carthage, TN 37030
615-735-3990

Community Bank of Gordonsville
Office of Community Bank of
Smith County
Carthage, Tennessee
Coming Soon!

Investments And Services To Meet Your Needs

To meet the financial objectives of our clients, the Investment Center at Wilson Bank and Trust offers a comprehensive range of investments and services through Raymond James Financial Services, Inc. including:

Stocks	**Asset Management**
Bonds	**Financial Plans**
Mutual Funds	**Retirement Plans**
Annuities	**Trust Services**

Our experienced financial advisors are available to help clients plan for retirement or fund their children's education. We can also develop retirement plans for business owners, or help individuals plan for the succession of their assets.

The Investment Center located at

WILSON
Bank & Trust

1476 North Mt. Juliet Road Mt. Juliet, TN 37122	623 West Main Street Lebanon, TN 37087	4736 Andrew Jackson Parkway Hermitage, TN 37076

RAYMOND JAMES
FINANCIAL SERVICES, INC.
Financial Institutional Division
Member NASD / SIPC



Veronica Babcock, Financial Advisor. Standing left to right: Larry Squires, Certified Financial Planner ™ & Branch Manager; Jim Whatley, Financial Advisor; David Walden, Certified Financial Planner ™

Securities are offered exclusively through Raymond James Financial Services, Inc., Member NASD/SPIC, an independent broker/dealer, and are not insured by FDIC or any other bank insurance, are not deposits or obligations of the bank, are not guaranteed by the bank, and are subject to risk, including the possible loss of principal.

Providing Your Total Insurance Needs

Since 1999 Wilson Bank & Trust and THW have been providing insurance services to the community. We believe this partnership continues to prove beneficial to everyone involved, the bank, THW our customers, stockholders and the community.

The insurance department has experienced tremendous growth over the last four years. THW is proud to be YOUR insurance provider. We are honored to be trusted to protect the assets you have worked hard to acquire.

Agents & Products

Rick Thorne & Brownie Hall
Long-Term Care
Term Life
Group Health
Medicare Supplements
Cancer & Accidental

Richard Whitener & Carl Ragland
Home
Auto
Commercial

WILSON Bank & Trust & THW Insurance Services, LLC



Agents from left to right:
Richard Whitener, Rick Thorne & Brownie Hall


THE INSURANCE CENTER

Lacy Denney – Administrative Assistant & Carl Ragland Licensed Insurance Agent conveniently located in the lobby of the Main office.

Insurance products are not FDIC insured, are not deposits of the bank, are not guaranteed by the bank, may go down in value and are not insured by any government agency.

Home Building...Relationship Building...
Both Require A Strong Foundation.
Get All You Need At

WILSON Bank & Trust
YEARS OF 15 EXCELLENCE


MAIN OFFICE LEBANON
Rick Cate
443-6650


MAIN OFFICE LEBANON
Bernie Christian
443-6147


MAIN OFFICE LEBANON
Ken Dill
443-6672


MAIN OFFICE LEBANON
Scott Jasper
443-6630


MAIN OFFICE LEBANON
Tiffanie Littlefield
443-6670


MAIN OFFICE LEBANON
John McDearman
443-6675


MAIN OFFICE LEBANON
Maliea Oakley
443-6626


MAIN OFFICE LEBANON
Jeff Vaught
443-6648


MAIN OFFICE LEBANON
Lynne Agee
443-6668


MAIN OFFICE LEBANON
Amelia Vance
443-6508


BADDOUR PARKWAY
Tom Hines
444-7560


BADDOUR PARKWAY
Alyson Atchley
444-7560


WATERTOWN
Clark Oakley
237-3302


WATERTOWN
Jon Bell
237-3302


GLADEVILLE
Carolyn Swain
443-6522


GLADEVILLE
John Foster
443-6652


TENNESSEE BLVD.
Nathan Walker
443-6178


MT. JULIET
Steven Ford
547-5500


MT. JULIET
Billie Sue Agee
547-5501


MT. JULIET
Gary Smith
547-5502


MT. JULIET
Jenny Middleton
547-5503


MT. JULIET
Alex Dowdy
547-5506


CASTLE HTS. AVE. N.
Gary Morse
443-0492


CASTLE HTS. AVE. N.
Laura Martin
443-0492


WAL-MART
Andy Head
443-6293


HERMITAGE
Doug Gold
885-0040


HERMITAGE
Jody Hill
885-0040


HERMITAGE
John Goodman
885-5837


HERMITAGE
Juanita Levis
872-7842


HARTSVILLE
Glen Haynes
374-4133


HARTSVILLE
Dale Dies
374-4133

Technology





In 2002, Wilson Bank & Trust focused intensely on enhancing our technological package in order to better serve our customers. Two top of the line products were purchased in order to achieve these goals. The imaging system is designed to give all bank personnel access to customer statements, signature cards and identification information. Not only will this system help with assisting customers with their questions and concerns, but it will also help to prevent fraud by allowing thorough identification. New accounts and loan personnel use the new platform system, and it allows quicker download and access to all account information. We are nearing completion on these new system enhancements and are excited that these programs will help us to boost our customer service level.




Voted The Best Bank in Wilson County for 2002
NASHVILLE SUPERSPEEDWAY
Wilson Bank & T
OKTOBERFEST
October 19& 20
WILSON Bank & Trust
A Hometown Traditio
Making Banking Better For You
WILSON Bank & Trust
15th Anniversar


rtgage Lender
WILSON Bank & Trust
WBT WILSON BANK & TRUST
WILSON Bank & Trust
WILSON Bank & Trust
WILSON Bank & Trust
YEARS OF 15 EXCELLENCE
WILSON
WHEEL OF FORTUNE


TEST
WILSON
NEEDS

WILSON
BANK HOLDING C

623 West Main Str
Lebanon, TN 370
(615) 444-BANK (22
www.wilsonbank.c